SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   ----------


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                              For November 4, 2004

                                 ING GROEP N.V.
                               Amstelveenseweg 500
                                1081-KL Amsterdam
                                 The Netherlands

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                 Form 20-F       X                  Form 40-F
                            ------------                       -----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.


                 Yes                                No          X
                         ----------                        ------------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Press Release issued on November 4, 2004

                                                                [ING GROUP LOGO]

--------------------------------------------------------------------------------
PRESS RELEASE
--------------------------------------------------------------------------------

Amsterdam o 4 November 2004

ING GROUP OPERATING NET PROFIT RISES 33.1% IN FIRST NINE MONTHS
SIGNIFICANT STEPS TAKEN TO MANAGE BUSINESS PORTFOLIO AND INCREASE RETURNS

o OPERATING NET PROFIT RISES 33.1% TO EUR 4,008 MILLION
o NET PROFIT RISES 47.6% TO EUR 4,437 MILLION (EUR 2.10 PER SHARE)
o OPERATING NET PROFIT FROM BANKING RISES 60.4% TO EUR 1,928 MILLION
o OPERATING NET PROFIT FROM INSURANCE RISES 14.9% TO EUR 2,080 MILLION
o DEBT/EQUITY RATIO OF ING GROUP IMPROVES TO 11.4% FROM 14.4% AT END 2003
o RAROC BANKING INCREASES TO 22.1%; IRR ON NEW LIFE INSURANCE BUSINESS 11.9%
o VALUE OF NEW LIFE INSURANCE BUSINESS INCREASES 41.2% TO EUR 466 MILLION
o THIRD-QUARTER NET PROFIT RISES 63.2% TO EUR 1,594 MILLION (EUR 0.74 PER SHARE)

CHAIRMAN'S STATEMENT
"Results in the third quarter were satisfying. Excluding one-off items, we saw a 22.1% increase in operating net profit compared with the third quarter last year," said Michel Tilmant, Chairman of the Executive Board. "Premium income showed solid growth at higher margins, resulting in an increase in the value of new business at our life insurance operations. Risk costs at the bank continued to fall and ING Direct posted a strong increase in operating profit."

"In the first nine months of this year, we have also taken important steps to actively manage our portfolio of businesses. We have sold the Asian cash equities business, our Australian non-life insurance joint venture, the Dutch health insurance business, and CenE Bankiers in the Netherlands. We reached agreements to sell our life insurance operations in Argentina and to exit the individual life reinsurance business in the U.S. We also have reached an agreement in principle about the sale of ING BHF-Bank in Germany. Last week we also announced an initial public offering of our Canadian non-life business. We expect to be able to complete this phase of our portfolio management strategy next year."

"Cash proceeds from the divestments will be used to reduce debt and further improve ING Group's debt/equity ratio, while reduced capital requirements as a result of disposals will further strengthen ING's solvency ratios. Economic capital released from under-performing or non-core units can then be reinvested to support the growth of more profitable businesses."

"Underlying profit developments of our core businesses have continued to be strong in the first nine months. We saw top-line growth in both banking and insurance, and we continue to focus on containing our operating expenses. As a result, ING remains confident about its full-year results for 2004."

--------------------------------------------------------------------------------
ALL FIGURES COMPARE FIRST NINE MONTHS 2004 WITH FIRST NINE MONTHS 2003 UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------

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PRESS CONFERENCE CALL: 4 November, 9:30 a.m. CET. Listen in: NL +31 45 631 6908
                              UK +44 208 901 6990
   ANALYST PRESENTATION: 4 November, 11:30 a.m. CET at ING House, Amsterdam.
                       Presentation & webcast www.ing.com
                ANALYST CONFERENCE CALL: 4 November, 4 p.m. CET.
    Listen in: NL +31 45 631 6910 U.K. +44 20 8901 6959 U.S. +1 303 262 2175
--------------------------------------------------------------------------------
   MEDIA RELATIONS +31 20 541 5446        INVESTOR RELATIONS +31 20 541 5571
--------------------------------------------------------------------------------

1.1 ING GROUP

---------------------------------------------------------------------------------------------------------------
   TABLE 1. ING GROUP KEY FIGURES
                                                   FIRST NINE MONTHS                     THIRD QUARTER
In EUR million                                 2004        2003           %        2004        2003           %
---------------------------------------------------------------------------------------------------------------

Operating profit before tax:
- Insurance Europe                            1,211       1,235        -1.9         437         437         0.0
- Insurance Americas                            970         948         2.3         170         314       -45.9
- Insurance Asia/Pacific                        631         304       107.6         104         128       -18.8
- Other                                         -75         -11                     -32         -99
                                            -------     -------                   -----       -----
INSURANCE OPERATING PROFIT BEFORE TAX         2,737       2,476        10.5         679         780       -12.9

- Wholesale Banking                           1,689       1,126        50.0         519         374        38.8
- Retail Banking                              1,008         718        40.4         330         225        46.7
- ING Direct                                    320          93       244.1         117          62        88.7
- Other                                        -158         -88                     -87         -22
                                            -------     -------                   -----       -----
BANKING OPERATING PROFIT BEFORE TAX           2,859       1,849        54.6         879         639        37.6

TOTAL OPERATING PROFIT BEFORE TAX             5,596       4,325        29.4       1,558       1,419         9.8
Taxation                                      1,378       1,081        27.5         278         403       -31.0
Third-party interests                           210         232        -9.5          68          72        -5.6
                                            -------     -------                   -----       -----
OPERATING NET PROFIT*                         4,008       3,012        33.1       1,212         944        28.4
- of which Insurance                          2,080       1,810        14.9         611         545        12.1
- of which Banking                            1,928       1,202        60.4         601         399        50.6

Capital gains/neg. value adjustment shares      429          -5                     382          33
                                            -------     -------                   -----       -----
NET PROFIT                                    4,437       3,007        47.6       1,594         977        63.2

NET PROFIT PER SHARE (in EUR)                  2.10        1.50        40.0        0.74        0.47        57.4

KEY FIGURES
Operating net return on equity**              23.2%       21.5%
Debt/equity ratio***                          11.4%       14.4%
Total staff (average FTEs)                  113,200     115,400        -1.9
---------------------------------------------------------------------------------------------------------------

  * Operating net profit = net profit excluding realised capital gains/losses on shares and negative revaluation reserve shares
 ** 2003 figures are full-year
*** 2003 figures are year-end

PROFIT FIRST NINE MONTHS
Operating net profit rose 33.1% to EUR 4,008 million in the first nine months of 2004, led by strong increases at ING's three banking business lines, as a result of a sharp decline in risk costs and higher income. The insurance operations also posted a solid increase, driven by Insurance Asia/Pacific, while profit growth from Insurance Americas was largely offset by a charge at the individual life reinsurance business in the U.S., which ING is exiting. Total operating net profit excluding one-off items increased 34.1% to EUR 3,795 million from EUR 2,830 million.

Net profit rose 47.6% to EUR 4,437 million, lifted by EUR 429 million in realised capital gains on equities in the first nine months of 2004 compared with realised capital losses of EUR 5 million in the same period of 2003. The high level of capital gains on shares, which were realised mainly in the third quarter of 2004, is the result of a decision to sell part of the Dutch equity portfolio to reduce volatility of the solvency ratios.

Net profit per share rose 40.0% to EUR 2.10 from EUR 1.50 in the first nine months last year. The increase lagged growth in total net profit due to an increase in the average number of shares outstanding as a result of ING's dividend policy. Starting with the interim dividend of 2004, ING no longer issues shares to fund the cash portion of the dividend, which will reduce future dilution of earnings per share.

Operating net profit from insurance rose 14.9% to EUR 2,080 million, driven by higher profit from Insurance Asia/Pacific and a lower tax rate due to one-off items. Operating profit before tax from Insurance Asia/Pacific increased to EUR 631 million from EUR 304 million, including a one-off gain of EUR 219 million from the sale of ING's stake in its Australian non-life insurance joint venture in the second quarter of 2004. Excluding that gain and the operating results of the Australian venture from both periods, operating profit before tax from Insurance Asia/Pacific rose 28.7%. Insurance Americas posted a 2.3% increase in operating profit before tax to EUR 970 million, as strong growth in the core life operations in the U.S. and the non-life operations in Canada was largely offset by a one-off charge of EUR 252 million at the U.S. individual reinsurance business. Excluding this one-off charge, Insurance Americas posted a 28.9% increase in operating profit before tax. At Insurance Europe, operating profit before tax decreased 1.9% to EUR 1,211 million, mainly due to lower realised gains from real estate and private equity investments. Other results include part of the gain on old reinsurance activities, the hedge result and interest on core debt, which have not been allocated to the different insurance business lines. Excluding one-off items, total operating net profit from insurance increased 19.3% to EUR 1,864 million.

Operating net profit from banking rose 60.4% to EUR 1,928 million, lifted by higher profit from all three business lines. Wholesale Banking posted a 50.0% increase in operating profit before tax, driven by a substantial reduction in risk costs and higher income, which was partly offset by an increase in operating expenses due to a EUR 60 million restructuring charge at ING BHF-Bank. Operating profit before tax from Retail Banking increased 40.4% to EUR 1,008 million, bolstered by higher income and lower risk costs. All main activities in the Netherlands, Belgium, and Poland contributed to this improvement. Operating profit before tax from ING Direct jumped to EUR 320 million from EUR 93 million in the first nine months of 2003, mainly due to higher interest income, driven by strong growth in funds entrusted. Other results consists mainly of interest expenses that are not allocated to the different banking business lines. Excluding one-off items, total operating net profit from banking increased 52.4% to EUR 1,931 million.

ONE-OFF ITEMS
One-off items resulted in a net gain of EUR 213 million in the first nine months of 2004 which was largely balanced by a net gain of EUR 182 million in the comparable period last year. In the first nine months of 2004, one-off items included a charge of EUR 164 million at the U.S. individual life reinsurance business which ING is exiting, the release of redundant tax provisions for an amount of EUR 142 million, a gain of EUR 87 million on the sale of CenE Bankiers, a restructuring charge for ING BHF-Bank of EUR 36 million, a gain on the sale of the Australian non-life operations of EUR 146 million, a gain on old reinsurance business of EUR 92 million and a loss of EUR 54 million from the sale of the Asian equities business. The corresponding period last year included a gain of EUR 247 million from old reinsurance business and a restructuring charge of EUR 65 million for ING BHF-Bank, ING Bank France and the international wholesale banking activities. (See Appendix 2)

CURRENCY IMPACT
The weakening of most currencies against the euro had a negative impact of EUR 46 million on net profit in the first nine months. That was offset by a gain of EUR 130 million after tax on the U.S. dollar hedge, compared with a gain of EUR 83 million on the hedge in the first nine months of 2003. ING has hedged the expected profits in U.S. dollar and dollar-linked currencies for the remainder of 2004.

THIRD-QUARTER PROFIT

Third-quarter operating net profit rose 28.4% to EUR 1,212 million from EUR 944 million in the third quarter of 2003. Operating net profit from banking increased 50.6% to EUR 601 million, boosted by higher income and substantially lower risk costs at both Wholesale Banking and Retail Banking, as well as continued strong growth of ING Direct. Operating net profit from insurance rose 12.1% to EUR 611 million as a result of a substantially lower tax burden due to the one-time release of tax provisions. Operating profit before tax from insurance declined 12.9% to EUR 679 million, mainly as a result of the one-off charge at the U.S. individual reinsurance business. Excluding that charge, profit before tax from insurance rose 19.4%. Operating profit before tax from Insurance Europe was unchanged as lower realised gains on real estate and private equity in the Netherlands offset higher results from Belgium and the rest of Europe. Operating profit before tax from Insurance Americas declined as a result of the charge at the U.S. individual life reinsurance business, which more than offset growth at the core life insurance business in the U.S. and continued strong underwriting experience at the Canadian non-life business. Excluding that charge, profit before tax from Insurance Americas rose 34.4% in the third quarter. At Insurance Asia/Pacific, operating profit before tax declined compared with the third quarter of 2003, when earnings included a one-time gain. Excluding that gain and the profit contribution in the year-earlier figure from the Australian non-life joint venture, which was sold, profit before tax from Insurance Asia/Pacific increased 9.5%. Excluding one-off items, total operating net profit increased 22.1% to EUR 1,183 million. Third-quarter net profit increased 63.2% to EUR 1,594 million, boosted by capital gains on shares of EUR 382 million in the third quarter of 2004.

Compared with the second quarter of 2004, operating net profit declined 24.5% to EUR 1,212 million from EUR 1,605 million, driven by a 34.7% decrease in operating net profit from insurance, on balance due to the one-off charge at the U.S. reinsurance business, lower results from the Asian life business and the gain on the sale of the Australian non-life insurance joint venture in the second quarter. That was partly offset by better performance at the Dutch insurance operations. Despite the EUR 87 million gain on the sale of CenE Bankiers, operating net profit from banking declined 10.3% to EUR 601 million from EUR 670 million, mainly due to higher operating expenses as a result of restructuring at ING BHF-Bank, which was partly offset by lower risk costs. Excluding one-off items, total operating net profit decreased 13.5% to EUR 1,183 million in the third quarter from EUR 1,367 million in the second quarter.

1.2 BALANCE SHEET & CAPITAL

--------------------------------------------------------------------------------------------------
   TABLE 2. KEY BALANCE SHEET FIGURES
                                      30 September     31 December               %        30 June
In EUR billion                                2004            2003          Change           2004
--------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                          24.6            21.3            15.5           24.1
- insurance operations                        13.5            12.0            12.5           13.3
- banking operations                          17.6            16.7             5.4           17.4
- eliminations*                               -6.5            -7.4                           -6.6

TOTAL ASSETS                                 865.4           778.8            11.1          871.6

OPERATING NET RETURN ON EQUITY               23.2%           21.5%                          24.8%
- insurance operations                       21.4%           22.7%                          23.0%
- banking operations                         17.1%           11.1%                          17.9%
--------------------------------------------------------------------------------------------------

* own shares, subordinated loans, third-party interests, debenture loans and other eliminations

SHAREHOLDERS' EQUITY
On 30 September 2004, ING's shareholders' equity amounted to EUR 24.6 billion, an increase of EUR 3.3 billion, or 15.5%, compared with year-end 2003. Net profit from the first nine months added EUR 4.4 billion to shareholders' equity and revaluations added EUR 0.2 billion, offset by realised capital gains released to the profit and loss account of EUR -0.6 billion, the interim cash dividend of EUR -0.4 billion, and exchange rate differences of EUR -0.2 billion.

CAPITAL RATIOS
The debt/equity ratio of ING Groep NV improved to 11.4% from 14.4% at the end of 2003 and 12.1% at the end of the second quarter of 2004. The improvement was caused by a EUR 4.0 billion increase in the capital base due to retained earnings and the issue of hybrid securities in June as well as a EUR 0.5 billion decrease in core debt. The capital coverage ratio for ING's insurance operations increased to 185% of regulatory requirements at the end of September, compared with 180% at year-end 2003 and 184% at the end of June 2004. The Tier-1 ratio of ING Bank NV stood at 7.61% on 30 September 2004 up from 7.59% at the end of 2003 and down from 7.65% at the end of the second quarter of 2004. The solvency ratio (BIS ratio) for the bank fell to 11.19% from 11.34% at the end of 2003. Compared with year-end 2003, total risk-weighted assets rose by EUR 25.6 billion, or 10.2%, to EUR 276.9 billion. More than half of the increase was due to the growth of ING Direct.

RETURN ON EQUITY
The operating net return on equity increased to 23.2% in the first nine months of 2004 from 21.5% for the full year 2003. The operating net return on equity of the insurance operations decreased to 21.4% in the first nine months from 22.7% in 2003, while the operating net return on equity from banking rose to 17.1% from 11.1%.

ASSETS UNDER MANAGEMENT
Assets under management increased 6.5% in the first nine months to EUR 493.0 billion at the end of September 2004. The EUR 30.3 billion increase resulted from a net inflow of EUR 17.8 billion, EUR 10.2 billion from higher stock markets, and EUR 4.6 billion from favourable currency rate differences. Divestments had a negative impact of EUR 2.3 billion, mainly due to the deconsolidation of Baring Private Equity Partners from the beginning of 2004.

1.3 INSURANCE OPERATIONS

-------------------------------------------------------------------------------------------------------
   TABLE 3. ING GROUP: INSURANCE PROFIT & LOSS ACCOUNT
                                                     FIRST NINE MONTHS              THIRD QUARTER
In EUR million                                   2004      2003         %      2004      2003         %
-------------------------------------------------------------------------------------------------------
PREMIUM INCOME                                 32,748    30,587       7.1    10,854     9,735      11.5
- of which life                                27,567    24,935      10.6     9,428     8,131      16.0
- of which non-life                             5,181     5,652      -8.3     1,426     1,604     -11.1
Income from investments                         7,145     7,132       0.2     2,429     2,328       4.3
Commission income                                 892       978      -8.8       310       339      -8.6
Other income                                      506       710     -28.7       146       361     -59.6
                                               ------    ------              ------    ------
TOTAL OPERATING INCOME                         41,291    39,407       4.8    13,739    12,763       7.6

Underwriting expenditure                       34,167    32,267       5.9    11,555    10,367      11.5
Other interest expenses                           852       951     -10.4       312       417     -25.2
Operating expenses                              3,471     3,558      -2.4     1,153     1,181      -2.4
Investment losses                                  64       155     -58.7        40        18     122.2
                                               ------    ------              ------    ------
TOTAL OPERATING EXPENDITURE                    38,554    36,931       4.4    13,060    11,983       9.0

OPERATING PROFIT BEFORE TAX                     2,737     2,476      10.5       679       780     -12.9
- of which life insurance                       1,648     1,716      -4.0       423       569     -25.7
- of which non-life insurance                   1,089       760      43.3       256       211      21.3

Taxation                                          577       584      -1.2        39       201     -80.6
Third-party interests                              80        82      -2.4        29        34     -14.7
                                               ------    ------              ------    ------
OPERATING NET PROFIT*                           2,080     1,810      14.9       611       545      12.1

Capital gains/neg. value adjustment shares        429        -5                 382        10
                                               ------    ------              ------    ------
NET PROFIT                                      2,509     1,805      39.0       993       555      78.9

KEY FIGURES
Value of new business**                           466       330      41.2
Internal rate of return***                      11.9%     10.9%
Operating net return on equity***               21.4%     22.7%
Staff (average FTEs)                           49,600    51,500      -3.7
-------------------------------------------------------------------------------------------------------

* Operating net profit = net profit excluding realised capital gains/losses on shares and negative revaluation reserve shares
** 2003 figures represent three-fourths of the full-year 2003 production
*** 2003 figures are full-year

PROFIT FIRST NINE MONTHS
Operating net profit from insurance increased 14.9% to EUR 2,080 million in the first nine months, led by very strong results from non-life insurance, particularly in Canada, and the one-off gain from the sale of the Australian non-life venture. Higher results from life insurance in Asia/Pacific, Europe outside the Netherlands, and the core U.S. life business were more than offset by the charge at the U.S. individual life reinsurance business.

Net profit from insurance increased 39.0% to EUR 2,509 million in the first nine months, including EUR 429 million in capital gains on equities compared with EUR -5 million in the first nine months last year. The gains, which were mainly booked in the third quarter, result from a decision to sell part of the Dutch equity portfolio in order to reduce volatility of the solvency ratios. The effective tax rate on operating profit also decreased to 21.1% from 23.6% in the first nine months of 2003, mainly due to some large releases of redundant tax provisions in the third quarter. Total operating profit before tax from insurance rose 10.5% to EUR 2,737 million.

Operating profit before tax from life insurance declined 4.0% to EUR 1,648 million, due entirely to the one-off charge at the individual life reinsurance business in the U.S. Excluding that charge and one-off gains on old reinsurance business in both periods, results from life insurance improved 15.0% to EUR 1,890 million. Good results at the core life business in the U.S., the life operations in Europe outside the Netherlands, and the life businesses in Asia/Pacific contributed to this development. Life results in the Netherlands decreased by 12.1% to EUR 769 million due partly to lower realised gains on the sale of real estate.

Operating profit before tax from non-life insurance increased 43.3% to EUR 1,089 million, driven by strong growth at the Dutch and Canadian units, as well as some one-off items. Profit in the first nine months of 2004 included EUR 305 million of one-off items, including a gain on old reinsurance activities and the sale of the Australian non-life operations. That compares with EUR 231 million from one-off items in the same period last year relating to old reinsurance activities. Excluding those items, profit before tax from non-life insurance increased 48.2% to EUR 784 million.

Total operating income rose 4.8% to EUR 41,291 million, driven by a 7.1% increase in premium income to EUR 32,748 million, led by life insurance sales, particularly in the U.S. and Asia. Excluding the impact of currencies, acquisitions and divestments, life premium income rose 17.4%. Non-life premium income declined 8.3% to EUR 5,181 million due to currency effects and the sales of the Australian non-life joint venture and the Dutch health insurance operations. Excluding those items, non-life premiums increased 2.5%, driven by increases in Canada, the Netherlands and Belgium. Investment income increased 0.2% to EUR 7,145 million, as higher income in Asia was offset by a decline in Insurance Americas, largely due to currency effects.

Operating expenses from the insurance operations declined 2.4% to EUR 3,471 million, due to currency effects and divestments. On a comparable basis, excluding currencies, acquisitions and divestments, operating expenses increased 5.5%, mainly due to a strong increase at the Dutch insurance operations as a result of efforts to clear backlogs and improve service levels, as well as I.T. costs. Almost all other operations world-wide showed either a modest increase or a decrease in operating expenses. Expenses as a percentage of assets under management for investment products increased by 4 basis points to 90 basis points compared with 86 basis points for full-year 2003. Expenses as a percentage of premiums for life products decreased to 12.38% from 13.17% in 2003. The expense ratio for non-life insurance was 29%, up from 27% a year earlier.

Investment losses dropped to EUR 64 million, or 6 basis points of total fixed-interest securities, which is far below the normalised level of about 20 basis points. In the first nine months last year, investment losses amounted to EUR 155 million, or 15 basis points of total fixed-income securities.

VALUE OF NEW LIFE INSURANCE BUSINESS
The value of new business at ING's life insurance operations increased to EUR 466 million, up 41.2% compared with three-fourths of full-year 2003 production. Higher sales, higher margins and assumption changes all contributed to the increase. Within Insurance Europe, the value of new business increased 40.0% to EUR 98 million, driven by the Netherlands as it adjusted product pricing. In the third quarter, that impact was partly offset by an increase in acquisition expenses. The value of new life business from Insurance Americas increased 73.2% to EUR 123 million, of which EUR 23 million is attributable to the inclusion of the pension business in Latin America starting from 2004. The 2004 figures reflect the removal of the individual life reinsurance business in the U.S., while the 2003 value of new business figures include EUR 14 million related to this business. In Asia/Pacific, the value of new life business increased 29.6% to EUR 245 million, accounting for more than half of the total value of new business for ING's life insurance operations. The internal rate of return for the business written in the first nine months was 11.9%, up from 10.9% overall for 2003. (See Appendix 7)

1.4 BANKING OPERATIONS

-------------------------------------------------------------------------------------------------------
TABLE 4.  ING GROUP: BANKING PROFIT & LOSS ACCOUNT
                                                       FIRST NINE MONTHS              THIRD QUARTER
In EUR million                                     2004      2003         %     2004      2003        %
-------------------------------------------------------------------------------------------------------
Interest result                                   6,562     6,059       8.3    2,172     2,142      1.4
Commission                                        1,991     1,810      10.0      639       578     10.6
Other income                                      1,003       827      21.3      339       199     70.4
                                                 ------    ------              -----     -----
TOTAL OPERATING INCOME                            9,556     8,696       9.9    3,150     2,919      7.9

OPERATING EXPENSES                                6,331     5,992       5.7    2,170     2,040      6.4
                                                 ------    ------              -----     -----
Gross result                                      3,225     2,704      19.3      980       879     11.5
Addition to provisions for loan losses              366       855     -57.2      101       240    -57.9
                                                 ------    ------              -----     -----
OPERATING PROFIT BEFORE TAX                       2,859     1,849      54.6      879       639     37.6

Taxation                                            801       497      61.2      239       202     18.3
Third-party interests                               130       150     -13.3       39        38      2.6
                                                 ------    ------              -----     -----
OPERATING NET PROFIT                              1,928     1,202      60.4      601       399     50.6

Capital gains/neg. value adjustment shares                                                  23
                                                 ------    ------              -----     -----
NET PROFIT                                        1,928     1,202      60.4      601       422     42.4

KEY FIGURES
Cost/income ratio                                 66.3%     68.9%              68.9%     69.9%
RAROC (pre-tax)                                   22.1%     17.9%
RAROC (after tax)                                 15.9%     13.1%
Total risk-weighted assets** (in EUR billion)     276.9     251.3      10.2
Addition to provisions for loan losses in
basis points of average credit-risk-weighted
assets                                               19        47
Staff (average FTEs)                             63,600    63,900      -0.5
-------------------------------------------------------------------------------------------------------

* Operating net profit = net profit excluding realised capital gains/losses on shares and negative revaluation reserve shares
** 30 September 2004 compared with year-end 2003

PROFIT FIRST NINE MONTHS
Operating net profit from banking rose 60.4% to EUR 1,928 million in the first nine months of 2004, driven by a 9.9% increase in operating income and a sharp reduction in risk costs. All three banking business lines reported strong increases in profit before tax. The effective tax rate increased to 28.0% from 26.9% in the first nine months of 2003. Operating profit before tax rose 54.6% to EUR 2,859 million.

Total operating income from banking rose 9.9% to EUR 9,556 million, with almost all income lines contributing to the increase. Interest income continued to be the most important and stable contributor to income at the bank, supported by the continued growth of ING Direct. The interest result rose 8.3% to EUR 6,562 million, driven by a higher average balance sheet total, mainly due to ING Direct. The total interest margin narrowed 11 basis points to 1.49% compared with the first nine months of 2003. That was mainly caused by lower interest results on the asset and liability matching book in the Netherlands as well as an increased share of the balance sheet total from outside the Netherlands, mainly triggered by ING Direct which has an interest margin of about 1%. In the third quarter, the interest margin narrowed to 1.42% from 1.49% in the second quarter. Bank lending increased by EUR 24.0 billion, or 8.2%, from the end of 2003 to EUR 316.6 billion at the end of September. Corporate lending increased by EUR 6.5 billion, while personal lending increased by EUR 17.4 billion. The growth in personal lending was almost entirely due to a EUR 16.6 billion increase in residential mortgages, of which EUR 9.8 billion was from ING Direct. The sale of CenE Bankiers as per 30 September 2004 had a negative impact of EUR
2.8 billion on the growth of total bank lending. (See Appendix 6.4) Funds entrusted to and debt securities of the banking operations increased by EUR 48.7 billion, or 12.9%, to EUR 426.5 billion, to a large extent caused by the continued growth of ING Direct.

Commission income was up 10.0% to EUR 1,991 million, mainly driven by higher securities-related commissions including a 33.2% increase in Management fees to EUR 578 million, of which EUR 65 million is the net effect from the transfer of ING Real Estate Investment Management companies from insurance to banking, and the transfer of former Furman Selz businesses from banking to insurance. Commissions from the securities business rose 9.0%, mainly in the Benelux. Brokerage and advisory fees declined 20.6% to EUR 85 million. Commission from insurance broking rose 24.4% to EUR 107 million, mainly in the Netherlands. (See Appendix 6.5)

Other income increased 21.3% to EUR 1,003 million. Income from securities and participating interests tripled to EUR 182 million supported by the EUR 87 million gain realised on the sale of CenE Bankiers in the third quarter, which was partly offset by a one-off loss of EUR 42 million on the sale of the Asian cash equities business in the first quarter. Results from financial transactions declined 14.1% to EUR 470 million. The decrease was mainly caused by the loss of EUR 48 million taken by Postbank in the first quarter of 2004 to compensate customers for a disappointing return on investments related to the unit-linked mortgage `MeerWaardehypotheek'. Due to the seasonally low financial markets activities in the summer, results from financial transactions fell from EUR 146 million in the second quarter to EUR 92 million in the third. Other results increased 60.3% to EUR 351 million, mainly caused by higher leasing income and higher results from real estate, including rental income and profit from property sales. (See Appendix 6.6)

Total operating expenses increased 5.7% to EUR 6,331 million, due to continued investments to support the growth of ING Direct, as well as a restructuring provision of EUR 60 million in the third quarter for ING BHF-Bank. Including the EUR 42 million costs related to the sale of the Asian cash equities business in the first quarter of 2004, total one-off expenses this year amounted to EUR 102 million. This was largely balanced by the EUR 82 million in provisions taken last year to pay for restructuring at Wholesale Banking. Excluding those factors, currency effects, and the impact of transfers of activities between insurance and banking, operating expenses increased by 2.4%. The increase in costs was outpaced by growth in income, resulting in an improvement of the cost/income ratio of the banking activities to 66.3% in the first nine months of 2004, from 68.9% in the same period of 2003 and 70.1% for full-year 2003. The average number of staff declined 0.5% to 63,600 in the first nine months of 2004.

In the first nine months of 2004, ING added EUR 366 million to the provision for loan losses, compared with EUR 855 million in the same period last year. The addition equalled an annualised 19 basis points of average credit-risk-weighted assets, compared with 47 basis points in the year-earlier period. In the full-year 2003, the addition to the provision for loan losses was equal to 46 basis points. Risk costs continued to decline in the third quarter from the second. ING added EUR 101 million to the provision for loan losses in the third quarter, equal to 15 basis points of credit-risk-weighted assets, down from EUR 128 million, or 20 basis points, in the second quarter of 2004. Risk costs remained well below the long-term average of about 35 basis points.

RAROC
The pre-tax Risk-Adjusted Return on Capital (RAROC) of ING's banking operations improved strongly to 22.1% in the first nine months of 2004, compared with 17.9% in the year-earlier period, due entirely to higher economic returns. Both Wholesale Banking and ING Direct surpassed ING's hurdle, while the already high return from Retail Banking improved further. The pre-tax RAROC for full-year 2003 was 17.0%. The after-tax RAROC in the first nine months of 2004 was 15.9% compared with 13.1% in the same period last year, both of which were above ING's target of 12.0%. In the RAROC calculation, the actual credit risk provisioning is replaced by statistically expected losses reflecting average credit losses over the entire economic cycle.

2.1 INSURANCE EUROPE OPERATING PROFIT BEFORE TAX 1.9% LOWER

o VALUE OF NEW LIFE INSURANCE BUSINESS IN EUROPE RISES 40.0% TO EUR 98 MILLION
o INTERNAL RATE OF RETURN FOR INSURANCE EUROPE INCREASES TO 11.9% FROM 10.9% IN 2003
o PROFIT FROM NETHERLANDS DECLINES 7.0% DUE TO LOWER CAPITAL GAINS, HIGHER EXPENSES

---------------------------------------------------------------------------------------------
   TABLE 5. INSURANCE EUROPE PROFIT & LOSS ACCOUNT
                                        FIRST NINE MONTHS                     THIRD QUARTER
In EUR million                      2004      2003         %        2004      2003          %
---------------------------------------------------------------------------------------------
PREMIUM INCOME                     8,708     8,585       1.4       2,661     2,234       19.1
- of which life                    6,990     6,753       3.5       2,260     1,842       22.7
- of which non-life                1,718     1,832      -6.2         401       392        2.3
Income from investments            3,074     3,123      -1.6       1,041     1,084       -4.0
Commission and other income          354       496     -28.6         121       184      -34.2
                                  ------    ------                 -----     -----
TOTAL OPERATING INCOME            12,136    12,204      -0.6       3,823     3,502        9.2

Underwriting expenditure           9,411     9,378       0.4       2,920     2,502       16.7
Other interest expenses              230       283     -18.7          62       113      -45.1
Operating expenses                 1,279     1,291      -0.9         413       445       -7.2
Investment losses                      5        17     -70.6          -9         5     -280.0
                                  ------    ------                 -----     -----
TOTAL OPERATING EXPENDITURE       10,925    10,969      -0.4       3,386     3,065       10.5

OPERATING PROFIT BEFORE TAX        1,211     1,235      -1.9         437       437        0.0
- of which life insurance            985     1,046      -5.8         351       367       -4.4
- of which non-life insurance        226       189      19.6          86        70       22.9

KEY FIGURES
Value of new business*                98        70      40.0
Internal rate of return**          11.9%     10.9%
Staff (average FTEs)              15,900    17,000      -6.5
---------------------------------------------------------------------------------------------

* 2003 figures represent three-fourths of full-year 2003 production ** 2003 figures are full-year

PROFIT FIRST NINE MONTHS
Operating profit before tax from Insurance Europe fell 1.9% to EUR 1,211 million, due to a 5.8% decline in profit from life insurance to EUR 985 million. That was caused by lower results from life insurance in the Netherlands, despite continued underlying growth at Nationale-Nederlanden, mainly as a result of lower realised gains on real estate and one-off items. Almost all other units, including Belgium, Poland and Hungary, posted higher results. Operating profit before tax from non-life insurance rose 19.6% to EUR 226 million, driven by an improvement in the claims ratio to 63% from 73% in the same period last year.

Total operating income declined 0.6% to EUR 12,136 million, as a slight increase in premiums was offset by a decline in investment income. Total premium income rose 1.4% to EUR 8,708 million, driven by a 3.5% increase in life premium income, particularly in the Netherlands and Belgium. Non-life premium income declined 6.2% due to the sale of ING's Dutch health insurance business in the second quarter of 2004. Excluding the Dutch health insurance premiums from both periods, non-life premium income increased 4.1%. Investment income fell 1.6%, primarily due to lower realised capital gains on real estate in the Netherlands, divestments and the transfer of a property portfolio from insurance to banking.

Operating expenses fell 0.9% to EUR 1,279 million, mainly as a result of the sale of Sviluppo and the life operations in Italy in 2003 and the health insurance business in the Netherlands in 2004. Excluding those impacts, operating expenses rose 9.7%, due to a sharp increase in the Netherlands as a result of expenses to reduce backlogs and improve efficiency at Nationale-Nederlanden. Expenses in Belgium showed a moderate increase of 1.9%.

VALUE OF NEW BUSINESS
The value of new life insurance business written by Insurance Europe was EUR 98 million, an increase of 40.0% compared with three-fourths of full-year 2003 production. The overall internal rate of return expected on these sales is 11.9%, up from 10.9% in 2003. The improvement in the internal rate of return was seen largely in the Netherlands, where the company adjusted pricing on single-premium products. The favourable impact of the pricing adjustments was mitigated in the third quarter due to an increase in the allocation of acquisition expenses to catch-up on expense overruns at the individual life insurance business of Nationale-Nederlanden. As a result, the value of new business in the Netherlands of EUR 33 million in the first nine months was only slightly higher than the half-year figure of EUR 30 million. The internal rate of return on new life business in the Netherlands increased to 9.8% in the first nine months, from 8.0% in 2003, as a result of price adjustments on single premium endowment policies. Belgium reported value of new business of EUR 39 million compared with EUR 41 million in 2003. The value of new business of EUR 26 million in the rest of Europe is nearly double the half-year result and up EUR 5 million compared with three-fourths of the full-year 2003 production. The increase from the half-year result reflects both higher production and higher margins.

GEOGRAPHICAL BREAKDOWN INSURANCE EUROPE

--------------------------------------------------------------------------------
   TABLE 6. INSURANCE EUROPE OPERATING PROFIT BEFORE TAX
                             FIRST NINE MONTHS                THIRD QUARTER
In EUR million           2004      2003          %      2004     2003          %
--------------------------------------------------------------------------------
Netherlands               967     1,040       -7.0       346      371       -6.7
- of which life           769       875      -12.1       266      309      -13.9
- of which non-life       198       165       20.0        80       62       29.0
Belgium                    99        72       37.5        35       23       52.2
- of which life            79        54       46.3        32       15      113.3
- of which non-life        20        18       11.1         3        8      -62.5
Rest of Europe*           145       123       17.9        56       43       30.2
                        -----     -----                  ---      ---
Total                   1,211     1,235       -1.9       437      437        0.0
--------------------------------------------------------------------------------
* Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece, Spain

In the Netherlands, operating profit before tax from the insurance operations declined 7.0% to EUR 967 million, caused by lower capital gains on real estate (EUR -44 million), lower results on private equity investments (EUR -19 million), a lower gain from old reinsurance business (EUR -29 million) and transfer of a real estate portfolio to ING Bank from 2004 (EUR -31 million). Excluding those items, profit before tax increased 7.7%. The items above primarily impacted the life results, which fell by 12.1% to EUR 769 million, however excluding those factors, life results in the Netherlands increased 2.3%. Profit before tax from the Dutch non-life insurance business rose 20.0% to EUR 198 million, driven by a favourable claims experience in Income, Fire and Motor insurance, which more than offset a loss of EUR 14 million on the sale of the health business. Total premium income in the Netherlands increased 1.1% to EUR 5,826 million as a 4.6% increase in life premium income more than offset an 8.3% decline in non-life premium income caused by the sale of the Dutch health insurance business. Excluding health insurance premiums from both periods, non-life premium income rose 3.8% and total premiums increased 4.4%. Excluding the Dutch health business, expenses rose 10.4% to EUR 978 million, due to higher I.T. costs and continued efforts to reduce backlogs and improve service at Nationale-Nederlanden. Operating profit before tax from Nationale-Nederlanden, which is the main contributor to insurance profit in the Netherlands, was equal to last year as continued growth was partly offset by higher costs. Excluding one-time gains related to old reinsurance activities in both periods, profit before tax from Nationale-Nederlanden increased 6.1%.

In Belgium, operating profit before tax from the insurance operations rose 37.5% to EUR 99 million, bolstered by higher results from both life and non-life insurance. Life results (including Luxembourg) rose 46.3% to EUR 79 million, driven by growth in the portfolio last year. Life premium income rose 3.7% to EUR 1,642 million as higher sales of unit-linked products more than offset a decline in universal life premiums. Non-life results climbed 11.1% to EUR 20 million, due to higher results from fire and motor, partly offset by losses in health insurance. Non-life premiums increased 5.4% to EUR 252 million.

In the Rest of Europe, operating profit before tax increased 17.9% to EUR 145 million, driven by higher profit from Poland and Hungary. Premium income declined 1.1% to EUR 988 million as a result of the sale in 2003 of ING's Italian business. Excluding the impact of currencies and divestments, premium income rose 7.5%. In addition, higher investment fee income and continued cost control added to profit growth.

--------------------------------------------------------------------------------
   TABLE 7. INSURANCE EUROPE PREMIUM INCOME
                               FIRST NINE MONTHS               THIRD QUARTER
In EUR million             2004      2003       %        2004      2003        %
--------------------------------------------------------------------------------
Netherlands               5,826     5,764     1.1       1,644     1,470     11.8
- of which life           4,395     4,203     4.6       1,325     1,159     14.3
- of which non-life       1,431     1,561    -8.3         319       311      2.6
Belgium                   1,894     1,822     4.0         701       449     56.1
- of which life           1,642     1,583     3.7         629       378     66.4
- of which non-life         252       239     5.4          72        71      1.4
Rest of Europe*             988       999    -1.1         316       315      0.3
                          -----     -----               -----     -----
Total                     8,708     8,585     1.4       2,661     2,234     19.1
--------------------------------------------------------------------------------
* Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece, Spain

2.2  INSURANCE AMERICAS OPERATING PROFIT BEFORE TAX INCREASES 2.3%

o EXCLUDING THE INDIVIDUAL REINSURANCE CHARGE, PROFIT BEFORE TAX INCREASES 28.9%
o PROFIT FROM CANADA MORE THAN DOUBLES, DRIVEN BY IMPROVED UNDERWRITING RESULTS
o VALUE OF NEW LIFE INSURANCE BUSINESS INCREASES 73.2% TO EUR 123 MILLION

-------------------------------------------------------------------------------------------
   TABLE 8. INSURANCE AMERICAS PROFIT & LOSS ACCOUNT
                                        FIRST NINE MONTHS                 THIRD QUARTER
In EUR million                      2004       2003          %      2004      2003        %
-------------------------------------------------------------------------------------------
PREMIUM INCOME                    17,349     16,667        4.1     5,819     5,608      3.8
- of which life                   14,127     13,030        8.4     4,803     4,473      7.4
- of which non-life                3,222      3,637      -11.4     1,016     1,135    -10.5
Income from investments            3,135      3,410       -8.1     1,073     1,156     -7.2
Commission and other income          639        625        2.2       217       208      4.3
                                 -------    -------               ------    ------
TOTAL OPERATING INCOME            21,123     20,702        2.0     7,109     6,972      2.0

Underwriting expenditure          18,400     17,842        3.1     6,326     6,055      4.5
Other interest expenses               61         83      -26.5        21        37    -43.2
Operating expenses                 1,636      1,694       -3.4       547       557     -1.8
Investment losses                     56        135      -58.5        45         9
                                 -------    -------               ------    ------
TOTAL OPERATING EXPENDITURE       20,153     19,754        2.0     6,939     6,658      4.2

OPERATING PROFIT BEFORE TAX          970        948        2.3       170       314    -45.9
- of which life insurance            475        654      -27.4        -9       198   -104.5
- of which non-life insurance        495        294       68.4       179       116     54.3

KEY FIGURES
Value of new business*               123         71       73.2
Internal rate of return**          10.3%       9.0%
Staff (average FTEs)              25,400     26,300       -3.4
-------------------------------------------------------------------------------------------

* 2003 figures represent three-fourths of full-year 2003 production ** 2003 figures are full-year

PROFIT FIRST NINE MONTHS
Operating profit before tax from Insurance Americas increased 2.3% to EUR 970 million in the first nine months of 2004, reflecting a charge of EUR 252 million in the third quarter due to poor mortality experience at the U.S. individual life reinsurance business, which ING is exiting. Excluding that charge, profit before tax rose 28.9% to EUR 1,222 million. The weakening of most currencies against the euro also had a negative impact of EUR 81 million. Excluding both the individual reinsurance charge and currency effects, operating profit before tax increased 43.4%, driven by strong sales and higher asset levels in the U.S. and continued premium growth and lower claims in Canada.

Operating income increased 2.0% to EUR 21,123 million lifted by a 4.1% increase in premium income to EUR 17,349 million, which was driven by increased production in the U.S. and Canada. Life premium income increased 8.4% to EUR 14,127 million, driven by the introduction of new products and increased distribution in the U.S., while non-life premiums declined 11.4% as a result of lower premium income from motor and property insurance in Mexico and currency effects. Investment income fell 8.1% to EUR 3,135 million due largely to currency impacts. Excluding currency impacts, total premium income increased 14.7% and investment income increased 0.7% due to the low interest rate environment.

Operating expenses declined 3.4% as a result of currency effects. At constant exchange rates and excluding the transfer of some investment management activities from banking to insurance, expenses increased 2.9% due to increased sales and benefit costs as a result of higher production.

VALUE OF NEW BUSINESS
The value of new life insurance business written by the continuing business of Insurance Americas increased 73.2% to EUR 123 million compared with three-fourths of the full-year new business value in

2003, due in part to the inclusion of the Latin American pension business starting in 2004. The 2004 figures reflect the removal of the individual life reinsurance business in the U.S., while the 2003 value of new business figures include EUR 14 million related to this business. The overall internal rate of return through 30 September 2004 was 10.3%, up from 9.0% for the full year 2003, due to continued focus on profitable revenue growth and expense controls in the U.S. and the inclusion of the Latin American pension business. The U.S. internal rate of return in U.S. dollars, rose to 10.8% for the nine months ended 30 September 2004 compared with 9.9% for the full-year 2003. In euro terms, the internal rate of return for the U.S. rose to 10.1% from 9.2%.

GEOGRAPHICAL BREAKDOWN INSURANCE AMERICAS

--------------------------------------------------------------------------------
   TABLE 9. INSURANCE AMERICAS OPERATING PROFIT BEFORE TAX
                                FIRST NINE MONTHS               THIRD QUARTER
In EUR million              2004      2003        %       2004     2003        %
--------------------------------------------------------------------------------
United States                443       612    -27.6        -26      189   -113.8
Canada                       341       134    154.5        123       52    136.5
Latin America                186       202     -7.9         73       73      0.0
- of which Mexico            134       159    -15.7         54       56     -3.6
- of which South America*     52        43     20.9         19       17     11.8
                             ---       ---                 ---      ---
Total                        970       948      2.3        170      314    -45.9
--------------------------------------------------------------------------------
* Argentina, Brazil, Chile, Peru

In the United States, operating profit before tax from the insurance business fell 27.6% to EUR 443 million, due to the charge of EUR 252 million in the third quarter at the individual life reinsurance business. Excluding that charge, operating profit before tax increased 13.6% to EUR 695 million. The decline of the U.S. dollar against the euro also had a negative impact of EUR 56 million. Excluding the reinsurance charge and currency impacts, operating profit before tax increased 25.9%, lifted by higher asset levels, strong sales of annuities, life insurance and retirement services, as well as lower credit losses and poor individual reinsurance results in 2003. In the third quarter, excluding the reinsurance charge and currency impacts, operating profit before tax increased 30.2% to EUR 226 million.

Premium income rose 6.7%, or 18.4% at constant currency rates, to EUR 14,159 million in the first nine months of 2004, driven by the introduction of new products as well as increased distribution capacity for annuities, life and retirement services, which helped increase market share. Premium growth was strongest in the annuity business, where fixed annuity premium income rose 81.6% and variable annuity premiums climbed 40.2% on the strength of equity index annuities and variable annuity living benefits, as well as continued productivity improvement among wholesalers.

Credit losses were 11 basis points in the first nine months, down from 27 basis points in the same period of 2003. In the third quarter, credit losses increased to 27 basis points from 6 basis points in the second quarter, principally due to losses from a small portfolio of limited partnerships. As a result, the composite margin narrowed to 127 basis points in the third quarter from 145 basis points in the second quarter. Excluding credit losses, the composite margin increased to 154 basis points in the third quarter from 151 basis points in the second. The core fixed-income portfolio performed in line with the prior quarter, and remained well below historical averages.

Operating expenses declined 1.6% to EUR 1,087 million, but at constant exchange rates operating expenses increased 8.3%. The increase is due in part to the transfer of some investment management activities to Insurance Americas in 2004 that were previously reported under Wholesale Banking. Excluding this impact, expenses increased 2.2% due to higher production levels and benefit costs.

In Canada, operating profit before tax from the non-life insurance activities more than doubled to EUR 341 million from EUR 134 million during the first nine months of 2004. Earnings reflected an improved underwriting experience and a reduction in the combined ratio to 84% compared with 94% in the first nine months last year.

In Mexico, operating profit before tax declined 15.7% to EUR 134 million for the nine months of 2004 as a result of currency exchange rates and the sale of the Seguros Bital joint venture in the fourth quarter of 2003. Excluding these impacts, operating profit before tax rose 3.7%, as an accounting change more than offset weaker underwriting results. Claims experience was unfavourable primarily due to several large claims in the non-life business, although claims in the motor business continued to be favourable. Premium income declined 21.7% to EUR 1,127 million, due in part to the decline of the peso against the euro. At constant exchange rates, premiums fell 8.6% resulting from the non-renewal of one large contract. Operating expenses declined 5.3% to EUR 238 million due to the depreciation of the peso against the euro.

In South America, operating profit before tax from Chile, Brazil, Peru and Argentina increased 20.9% to EUR 52 million, led by results in Chile. Premiums rose 22.0% driven by higher annuity premiums in Chile. Operating expenses decreased 16.4% supported by actions in Chile to consolidate branches and offices. Results from Peru declined as a result of lower yields on invested assets. ING agreed last month to sell its insurance business in Argentina and the transaction is expected to close in the fourth quarter.

------------------------------------------------------------------------------------
   TABLE 10. INSURANCE AMERICAS PREMIUM INCOME
                                   FIRST NINE MONTHS                THIRD QUARTER
In EUR million                 2004       2003        %       2004     2003        %
------------------------------------------------------------------------------------
United States                14,159     13,272      6.7      4,795    4,566      5.0
Canada                        1,658      1,623      2.2        578      585     -1.2
Latin America                 1,532      1,772    -13.5        446      457     -2.4
- of which Mexico             1,127      1,440    -21.7        302      345    -12.5
- of which South America*       405        332     22.0        144      112     28.6
                             ------     ------               -----    -----
Total                        17,349     16,667      4.1      5,819    5,608      3.8
------------------------------------------------------------------------------------

* Argentina, Brazil, Chile, Peru

2.3 INSURANCE ASIA/PACIFIC POSTS 28.7% INCREASE IN PROFIT

o INCLUDING GAIN ON SALE OF AUSTRALIAN BUSINESS, OPERATING PROFIT MORE THAN DOUBLES
o PREMIUM INCOME INCREASES 22.9% TO EUR 6,674 MILLION
o VALUE OF NEW LIFE BUSINESS RISES TO EUR 245 MILLION, ACCOUNTING FOR 53% OF ING'S TOTAL

-------------------------------------------------------------------------------------------------------
   TABLE 11. INSURANCE ASIA/PACIFIC PROFIT & LOSS ACCOUNT
                                      FIRST NINE MONTHS                        THIRD QUARTER
In EUR million                    2004         2003            %         2004         2003            %
-------------------------------------------------------------------------------------------------------
PREMIUM INCOME                   6,674        5,430         22.9        2,371        1,914         23.9
- of which life                  6,444        5,145         25.2        2,364        1,814         30.3
- of which non-life                230          285        -19.3            7          100        -93.0
Income from investments            739          471         56.9          193          188          2.7
Commission and other income         96          119        -19.4           39           43         -9.3
                                 -----        -----                     -----        -----
TOTAL OPERATING INCOME           7,509        6,020         24.7        2,603        2,145         21.4

Underwriting expenditure         6,353        5,154         23.3        2,307        1,835         25.7
Other interest expenses              6            8        -25.0            0            4       -100.0
Operating expenses                 516          551         -6.4          189          175          8.0
Investment losses                    3            3          0.0            3            3          0.0
                                 -----        -----                     -----        -----
TOTAL OPERATING EXPENDITURE      6,878        5,716         20.3        2,499        2,017         23.9

OPERATING PROFIT BEFORE TAX        631          304        107.6          104          128        -18.8
- of which life                    358          278         28.8          106          116         -8.6
- of which non-life                273           26                        -2           12       -116.7

KEY FIGURES
Value of new business*             245          189         29.6
Internal rate of return **       14.0%        14.7%
Staff (average FTEs)             8,300        8,200          1.2
-------------------------------------------------------------------------------------------------------

* 2003 figures represent three-fourths of full-year 2003 production ** 2003 figures are full-year

PROFIT FIRST NINE MONTHS
Operating profit before tax from Insurance Asia/Pacific increased to EUR 631 million from EUR 304 million, including a one-time gain of EUR 219 million from the sale of ING's 50% stake in the Australian non-life insurance joint venture in the second quarter of 2004. Excluding that gain and the operating results of the Australian venture from both periods, operating profit rose 28.7% to EUR 360 million, led by higher life insurance profits in Taiwan, South Korea and Japan. Across Asia/Pacific, profits were driven by higher premium income and lower claims. In the third quarter, operating profit before tax declined compared with the third quarter of 2003, when profit included a one-time gain of EUR 23 million. Excluding that gain and EUR 10 million in profits from the Australian non-life joint venture, which was sold, profit before tax increased 9.5% to EUR 104 million from EUR 95 million, and climbed 13.0% at constant currency rates.

Total operating income increased 24.7%, boosted by higher premiums and the gain on the sale of the Australian non-life joint venture. Premium income rose 22.9% to EUR 6,674 million, driven by strong life insurance sales in Japan and South Korea. Premium income from life insurance increased 25.2% to EUR 6,444 million, while non-life premium income declined 19.3%, reflecting the sale of the Australian non-life joint venture. Excluding the impact of currencies and divestments, total premium income from Asia/Pacific increased 29.8%, with premiums showing double-digit growth rates in local currency terms in Japan (63.5%), South Korea (55.4%), Malaysia (18.4%), Hong Kong (20.3%), Thailand (35.7%), India (283.3%) and China (13.6%). In the third quarter, premium income rose 23.9%, though adjusted for the sale of the Australian non-life business, premium income rose 29.8%. Investment income was boosted by the EUR 219 million gain on the sale of the Australian non-life business. Excluding that gain, investment income rose 10.4%.

Operating expenses fell 6.4% to EUR 516 million, reflecting a number of one-off items as well as the decline of many currencies against the euro. The favourable settlement of a wage-tax assessment resulted in the release of a EUR 30 million provision in the second quarter of 2004. In Taiwan, premium tax rates fell from 5% to 2% resulting in an EUR 11 million reduction in costs in the first nine months. Excluding those items, operating expenses increased by 1.1%, reflecting continued efforts to control costs. In the third quarter, operating expenses increased 8.0% as a result of investments in product systems and process improvements at the Australian life and wealth management joint venture, most of which are non-recurring.

VALUE OF NEW BUSINESS
The value of new life insurance business written by Insurance Asia/Pacific was EUR 245 million in the first three quarters of the year, up 29.6% compared with three-fourths of the full-year production in 2003 and accounting for more than half of ING Group's total. Most of the increase in new business value is due to Japan, where strong sales, higher margins and higher assumed investment returns due to interest rate increases in Japan all had a favourable impact on results. ING invested EUR 334 million to write new life insurance business in the region in the first three quarters of 2004, and the overall internal rate of return expected on this investment is 14.0%. This compares with an overall rate of return of 14.7% in 2003. The decline in IRR is primarily attributable to an increase in the capital levels reflected in the Taiwan business.

GEOGRAPHICAL BREAKDOWN INSURANCE ASIA/PACIFIC

-------------------------------------------------------------------------------
   TABLE 12. INSURANCE ASIA/PACIFIC OPERATING PROFIT BEFORE TAX
                            FIRST NINE MONTHS                 THIRD QUARTER
In EUR million          2004      2003         %       2004      2003         %
-------------------------------------------------------------------------------
Australia                366        98     273.5         29        35     -17.1
- of which life           95        73      30.1         31        25      24.0
- of which non-life      271        25                   -2        10    -120.0
Korea                     77        57      35.1         26        24       8.3
Taiwan                    89        91      -2.2         29        45     -35.6
Japan                     65        37      75.7         20        21      -4.8
Rest of Asia*             34        21      61.9          0         3    -100.0
                        ----      ----                 ----      ----
Total                    631       304     107.6        104       128     -18.8
-------------------------------------------------------------------------------
* Including China, India, Thailand, Indonesia, Hong Kong and Malaysia

In Australia, operating profit before tax for the first nine months increased to EUR 366 million from EUR 98 million, reflecting the EUR 219 million gain on the sale of the non-life insurance joint venture. Excluding that gain and operating profit from the business in both periods, as well as results from the Australian unit of ING Real Estate which was transferred to Wholesale Banking in 2004, profit from the ongoing Australian operations increased 39.7% to EUR 95 million. Operating profit before tax from ING's Australian life and wealth-management joint venture with ANZ grew 31.4% to EUR 68 million, mainly due to improved capital investment earnings and operating profit from the life insurance business.

In Korea, operating profit before tax rose 35.1% to EUR 77 million, driven by higher sales of life insurance, higher renewal premiums and continued low claim levels. Premium income increased 44.4% to EUR 1,148 million, and increased 55.4% in local currency terms. During the second quarter of 2004, ING Life Korea became the largest foreign insurance company in the country and now ranks fourth in the life insurance market in terms of premiums. In the third quarter of 2004, ING announced that it will acquire a 49% stake in a life insurance joint venture with Kookmin Bank, called KB Life. The purchase is expected to be completed in the fourth quarter of 2004.

In Taiwan, operating profit before tax declined 2.2% to EUR 89 million from EUR 91 million in the same period last year, when profit was boosted by a one-time gain of EUR 23 million. Excluding that gain, profit before tax increased 30.9%, driven mainly by higher mortality profits, foreign currency gains and a 13.1% drop in operating expenses due in part to the reduction of the premium tax rate from 5% to 2%. Taiwan has doubled its programme to strengthen reserves due to the continued low interest rate environment, resulting in a charge of EUR 75 million in the first nine months of 2004, up from EUR 37.5 million in the same period last year. The company has also increased its focus on selling investment-linked products, which accounted for 64.0% of new business premium income in the first three quarters of 2004. Total premiums declined 1.8% but increased 5.3% in local currency terms.

In Japan, operating profit before tax increased 75.7% to EUR 65 million from EUR 37 million in the year-earlier period, led by higher sales of corporate-owned life insurance products and single-premium variable annuity products. Premium income rose 61.5% to EUR 2,346 million.

In the Rest of Asia, operating profit before tax rose to EUR 34 million from EUR 21 million, including the EUR 30 million release of the wage tax provision in 2004 and a EUR 11 million release of a contingency reserve in 2003. The results also reflect increased start-up losses to grow the businesses in India and China. In Malaysia, operating profit before tax increased 23.8% to EUR 24 million, driven by growth in sales of employee benefits and individual life insurance.

------------------------------------------------------------------------------
   TABLE 13. INSURANCE ASIA/PACIFIC PREMIUM INCOME
                          FIRST NINE MONTHS                THIRD QUARTER
In EUR million        2004      2003        %       2004      2003           %
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Australia            1,094     1,097     -0.3        345       407       -15.2
Korea                1,148       795     44.4        428       284        50.7
Taiwan               1,622     1,651     -1.8        543       562        -3.4
Japan                2,346     1,453     61.5        903       507        78.1
Rest of Asia*          464       434      6.9        152       154        -1.3
                     -----     -----               -----     -----
Total                6,674     5,430     22.9      2,371     1,914        23.9
------------------------------------------------------------------------------
* including India, China, Hong Kong, Thailand, Indonesia and Malaysia

2.4  WHOLESALE BANKING OPERATING PROFIT BEFORE TAX RISES 50.0%

o RISK COSTS DECLINE SHARPLY TO 15 BASIS POINTS FROM 55 BASIS POINTS
o INCOME INCREASES 2.7% AND COST/INCOME RATIO IMPROVES TO 59.1%
o RISK-ADJUSTED RETURN ON CAPITAL IMPROVES TO 19.0% FROM 16.1%

-----------------------------------------------------------------------------------------------------------------
   TABLE 14. WHOLESALE BANKING PROFIT & LOSS ACCOUNT
                                                       FIRST NINE MONTHS                    THIRD QUARTER
In EUR million                                     2004        2003           %       2004        2003          %
-----------------------------------------------------------------------------------------------------------------
Interest result                                   2,551       2,721        -6.2        825         949      -13.1
Commission                                        1,053         939        12.1        329         256       28.5
Other income                                        949         773        22.8        295         250       18.0
                                                 ------      ------                  -----       -----
TOTAL OPERATING INCOME                            4,553       4,433         2.7      1,449       1,455       -0.4

OPERATING EXPENSES                                2,691       2,662         1.1        896         902       -0.7
                                                 ------      ------                  -----       -----
Gross result                                      1,862       1,771         5.1        553         553        0.0
Addition to provisions for loan losses              173         645       -73.2         34         179      -81.0
                                                 ------      ------                  -----       -----
OPERATING PROFIT BEFORE TAX                       1,689       1,126        50.0        519         374       38.8

KEY FIGURES
Cost/income ratio                                 59.1%       60.0%                  61.8%      62.0.%
RAROC (pre-tax)                                   19.0%       16.1%
Total risk-weighted assets* (in EUR billion)      158.5       152.9         3.7
Addition to provisions for loan losses in
basis points of average credit-risk-weighted
assets                                               15          55
Staff (average FTEs)                             24,000      24,700        -2.8
-----------------------------------------------------------------------------------------------------------------

* 30 September 2004 compared with year-end 2003

PROFIT FIRST NINE MONTHS
Operating profit before tax from Wholesale Banking increased 50.0% to EUR 1,689 million, mainly driven by a sharp decline in risk costs. Excluding one-off items such as the gain on the sale of CenE Bankiers, restructuring costs and the loss on the sale of the Asian equities business, as well as currency effects and the transfer of businesses between insurance and banking, comparable profit before tax rose 39.6% to EUR 1,746 million.

Total operating income increased 2.7% to EUR 4,553 million, supported by a 22.8% increase in Other income to EUR 949 million, including a EUR 87 million gain from the sale of CenE Bankiers in the Netherlands in the third quarter of 2004. Other income also includes a one-off loss of EUR 42 million on the sale of the Asian cash equities business, which was booked in the first quarter of 2004. Commission income increased 12.1% to EUR 1,053 million, driven by ING Real Estate and Belgium, while the interest result declined 6.2% due to lower interest margins, particularly in the Netherlands.

Operating expenses rose 1.1% to EUR 2,691 million, largely due to a restructuring provision of EUR 60 million in the third quarter of 2004 for ING BHF-Bank. Total one-off expenses this year amounted to EUR 102 million, including EUR 42 million in costs related to the sale of the Asian cash equities business in the first quarter. That compares with a one-off charge of EUR 82 million in the first nine months of 2003 to pay for restructuring at ING BHF-Bank, ING Bank France and the international wholesale banking activities. Excluding those one-off costs, currency effects, and the impact of transfers of activities between insurance and banking, operating expenses rose 1.2%. The cost/income ratio for Wholesale Banking improved to 59.1% from 60.0% in the first nine months of 2003 and 63.3% for full-year 2003. The average number of wholesale staff fell 2.8% compared with the first nine months of 2003, mainly due to the sale of the Asian cash equities business and the restructuring in 2003, offset by higher staff numbers at ING Real Estate as a result of the transfer of activities from insurance to banking.

The addition to the provision for loan losses declined sharply to EUR 173 million from EUR 645 million in the first nine months of 2003, mainly in the Netherlands, Germany and the Americas. The addition was equal to an annualised 15 basis points of average credit-risk-weighted assets, compared with 55 basis points in the same period last year, and 56 basis points for full-year 2003.

GEOGRAPHICAL BREAKDOWN WHOLESALE BANKING

----------------------------------------------------------------------------------------------------------
   TABLE 15. WHOLESALE BANKING OPERATING PROFIT BEFORE TAX
                                    FIRST NINE MONTHS                            THIRD QUARTER
In EUR million                   2004          2003             %          2004          2003            %
----------------------------------------------------------------------------------------------------------
Netherlands                       756           717           5.4           268           273         -1.8
Belgium                           581           480          21.0           138           131          5.3
Germany                           -37          -171                         -45           -47
Rest of world                     189            57         231.6            73             8        812.5
Other                             -43           -73                         -18           -49
                                -----         -----                         ---           ---
SUBTOTAL WHOLESALE BANKING      1,446         1,010          43.2           416           316         31.6
Asset management*                 243           116         109.5           103            58         77.6
                                -----         -----                         ---           ---
TOTAL                           1,689         1,126          50.0           519           374         38.8
----------------------------------------------------------------------------------------------------------

* ING Real Estate and Baring Asset Management

In the Netherlands, operating profit before tax from Wholesale Banking increased 5.4% to EUR 756 million, due to a sharp decline in risk costs and the gain on CenE Bankiers. In the first nine months of 2004, risk costs were only 10 basis points of average credit-risk-weighted assets, supported by the release of some debtor provisions, compared with 43 basis points in the same period last year. Despite the EUR 87 million gain on the sale of CenE Bankiers, the gross result decreased 10.3%, mainly due to lower results from financial markets activities, including lower interest results on the asset and liability matching book. The gross result from the wholesale banking activities of the Dutch branch network was also lower, due to relatively high non-recurring revenues in 2003 and refined allocations of expenses between Wholesale Banking and Retail Banking. Total operating income in the Netherlands fell 2.5%, while operating expenses rose 7.7%, partly due to the refined allocations of expenses.

In Belgium, operating profit before tax from Wholesale Banking increased 21.0% to EUR 581 million, thanks to strong corporate banking results and lower risk costs. Total income rose 5.2%, while operating expenses decreased 2.9%. As a result of releases of some debtor provisions, risk costs were only 2 basis points of average credit-risk-weighted assets compared with 12 basis points in the year-earlier period.

In Germany, the wholesale banking activities of ING BHF-Bank posted an operating profit before tax of EUR 23 million, excluding a restructuring provision of EUR 60 million, due to substantially lower risk costs and higher income. Including the restructuring provision, the wholesale activities of ING BHF-Bank posted a loss before tax of EUR 37 million, narrowing from a loss of EUR 171 million in the first nine months of 2003. Risk costs fell from 152 basis points of average credit-risk-weighted assets in the first nine months of 2003 to 69 basis points in the same period this year. Total income increased 7.0%, driven by higher interest results. Operating expenses were up 5.1%, due to the restructuring provision. Excluding that charge and a EUR 30 million restructuring charge in the second quarter of 2003, operating expenses fell 6.5%. ING BHF-Bank as a whole, including retail banking and private banking activities, posted a loss of EUR 31 million, including the restructuring charge, compared with a loss of EUR 176 million in the first nine months last year. ING reached an agreement in principle on 30 September to sell parts of ING BHF-Bank to Sal. Oppenheim. The transaction is expected to be completed by year-end.

In the rest of the world the wholesale banking activities posted an operating profit before tax of EUR 189 million, more than triple the EUR 57 million profit posted in the same period last year. Excluding one-off items (a loss and expenses of EUR 84 million from the sale of the Asian equities business in the first quarter of 2004 and a restructuring provision of EUR 37 million in the third quarter of 2003) profit before tax climbed to EUR 263 million from EUR 94 million. This increase was fully caused by EUR 177 million lower risk costs, which fell to 10 basis points from 89 basis points of average credit-risk-weighted assets in the first nine months of 2003. Particularly the operating profit before tax in the Americas and Central Europe improved significantly.

The banking asset management units, including ING Real Estate and Baring Asset Management, doubled their operating profit before tax to EUR 243 million from EUR 116 million in the first nine months last year. ING Real Estate posted an operating profit before tax of EUR 199 million, up from EUR 92 million in the first nine months of 2003, including EUR 38 million from the transfer of the ING Real Estate Investment Management companies from insurance to banking. Excluding that impact, operating profit before tax from ING Real Estate rose 53.1%, driven by strong revenue growth across all business lines and substantially higher profits from the finance and development activities in the first nine months of 2004. Pre-tax profit of Baring Asset Management rose to EUR 28 million from EUR 13 million, mainly as a result of higher stock market levels.

RAROC

The pre-tax Risk-Adjusted Return on Capital for Wholesale Banking improved strongly to 19.0% from 16.1% in the first nine months last year, driven by higher economic returns while the use of economic capital gradually decreased. With the exception of the Netherlands, all regions reported improved RAROCs. Within the rest of world, both Americas and Central Europe are performing above ING's hurdle of 18.5%, while the wholesale activities in Asia and the U.K. were both well below ING's hurdle.

------------------------------------------------------------------------------------------------
   TABLE 16. WHOLESALE BANKING RISK-ADJUSTED RETURN ON CAPITAL
                                        RAROC % (pre-tax)      ECONOMIC CAPITAL (in EUR billion)
                                9M 2004   9M 2003    FY 2003    9M 2004    9M 2003     FY 2003
------------------------------------------------------------------------------------------------
Netherlands                        26.0      30.7       28.2        3.0        3.0         2.9
Belgium                            24.0      20.0       16.1        2.6        2.6         2.7
Germany                             0.8      -2.1       -3.8        1.1        1.4         1.3
Rest of world                       9.5       6.3        5.0        2.1        2.5         2.5
Other                             -30.6     -68.1      -45.4        0.2        0.1         0.3
                                                                    ---       ----        ----
SUBTOTAL WHOLESALE BANKING         17.2      15.5       12.6        9.0        9.6         9.7
Asset management*                  37.4      28.0       44.0        0.9        0.5         0.4
                                                                    ---       ----        ----
TOTAL                              19.0      16.1       13.9        9.9       10.1        10.1
------------------------------------------------------------------------------------------------

* ING Real Estate and Baring Asset Management

2.5  RETAIL BANKING OPERATING PROFIT BEFORE TAX RISES 40.4%

o INCOME INCREASES 6.4%, WHILE COST/INCOME RATIO IMPROVES TO 70.1%
o RISK COSTS DROP TO 22 BASIS POINTS FROM 33 BASIS POINTS
o RISK-ADJUSTED RETURN ON CAPITAL IMPROVES FURTHER TO 47.3%

-----------------------------------------------------------------------------------------------------------------
TABLE 17. RETAIL BANKING PROFIT & LOSS ACCOUNT
                                                       FIRST NINE MONTHS                    THIRD QUARTER
In EUR million                                     2004        2003           %       2004        2003          %
-----------------------------------------------------------------------------------------------------------------
Interest result                                   2,933       2,712         8.1        998         920        8.5
Commission                                          877         847         3.5        292         313       -6.7
Other income                                        -40         -16                      7         -76
                                                  -----       -----                  -----       -----
TOTAL OPERATING INCOME                            3,770       3,543         6.4      1,297       1,157       12.1

OPERATING EXPENSES                                2,642       2,657        -0.6        928         890        4.3
                                                  -----       -----                  -----       -----
Gross result                                      1,128         886        27.3        369         267       38.2
Addition to provisions for loan losses              120         168       -28.6         39          42       -7.1
                                                  -----       -----                  -----       -----
OPERATING PROFIT BEFORE TAX                       1,008         718        40.4        330         225       46.7

KEY FIGURES
Cost/income ratio                                 70.1%       75.0%                  71.5%       76.9%
RAROC (pre-tax)                                   47.3%       41.2%
Total risk-weighted assets* (in EUR billion)       74.1        69.9         6.0
Addition to provisions for loan losses in
basis points of average credit-risk-weighted
assets                                               22          33
Staff (average FTEs)                             34,500      35,500        -2.8
-----------------------------------------------------------------------------------------------------------------

* 30 September 2004 compared with year-end 2003

PROFIT FIRST NINE MONTHS
Operating profit before tax from Retail Banking increased 40.4% to EUR 1,008 million, driven by continued income growth and strict cost control, particularly in the Netherlands and Belgium. The gross result increased 27.3% compared with the first nine months of 2003, while additions to provisions for loan losses were 28.6% lower.

Total operating income rose 6.4% to EUR 3,770 million in the first nine months of 2004. Interest income increased 8.1% due to higher mortgage lending and increased savings. Commission income rose 3.5%, while other income declined, mainly due to a EUR 48 million loss taken by Postbank in the first quarter of 2004 to compensate customers for a disappointing return on investments related to the unit-linked mortgage product "MeerWaardehypotheek". Excluding that loss, total income increased 7.8%.

Operating expenses from Retail Banking declined 0.6% to EUR 2,642 million as continued cost control offset the impact of the collective labour agreement. As a result, the cost/income ratio improved to 70.1% from 75.0% in the first nine months of 2003 and 73.9% for full-year 2003. The average number of retail staff was 2.8% lower than in the same period of 2003.

The addition to the provision for loan losses declined 28.6% to EUR 120 million from EUR 168 million in the first nine months last year, mainly in the Netherlands and Poland. The addition was equal to an annualised 22 basis points of average credit-risk-weighted assets compared with 33 basis points in the first nine months of 2003 and 27 basis points for the full-year 2003.

GEOGRAPHICAL BREAKDOWN RETAIL BANKING

--------------------------------------------------------------------------------
   TABLE 18. RETAIL BANKING OPERATING PROFIT BEFORE TAX
                         FIRST NINE MONTHS                   THIRD QUARTER
In EUR million       2004       2003          %       2004       2003          %
--------------------------------------------------------------------------------
Netherlands           844        698       20.9        283        252       12.3
Belgium               132         40      230.0         32          6      433.3
Poland                 13         -4                     2          7      -71.4
Other retail*          19        -16                    13        -40
                    -----        ---                   ---        ---
TOTAL               1,008        718       40.4        330        225       46.7
--------------------------------------------------------------------------------
* mainly ING Vysya Bank, the retail activities of ING BHF-Bank, Private Banking rest of world, Kookmin Bank stake

In the Netherlands, operating profit before tax from retail banking rose 20.9% to EUR 844 million. Total income increased 3.2%, driven by higher interest results as a result of increased mortgage loans and savings. That more than offset the EUR 48 million loss taken by Postbank for the unit-linked mortgage product in the first quarter of 2004. Excluding that loss, total income increased 5.2%. The residential mortgage portfolio in the Netherlands rose by EUR 5.8 billion in the first nine months to EUR 79.7 billion at the end of September 2004. Operating expenses were 2.6% lower, while risk costs declined from 29 basis points of average credit-risk-weighted assets to 20 basis points in the first nine months of 2004.

In Belgium operating profit before tax from retail banking more than tripled to EUR 132 million from EUR 40 million, driven by strong income growth. Total income rose 15.3%, mainly due to higher interest results caused by increased lending and savings volume. Operating expenses rose 4.4%. The addition to the provision for loan losses remained unchanged at 20 basis points of average credit-risk-weighted assets.

In Poland, the operating profit before tax of the retail banking activities of ING Bank Slaski turned from a loss of EUR 4 million in the first nine months of 2003 to a profit of EUR 13 million this year. The swing was mainly due to a 53% decline in risk costs, however the level of loan loss provisions remains high.

The Other retail banking activities posted an operating profit before tax of EUR 19 million, improving from a loss of EUR 16 million in the first nine months of 2003. The improvement can be largely attributed to ING Vysya Bank in India, which incurred a substantial loss in the third quarter of 2003 due to the reclassification of a trading portfolio into an investment portfolio, bringing ING Vysya Bank, which was consolidated in 2002, into line with ING's accounting principles.

RAROC

The pre-tax Risk-Adjusted Return on Capital for the business line Retail Banking climbed to 47.3% from 41.2% in the first nine months last year. All regions reported improved RAROCs.

--------------------------------------------------------------------------------
   TABLE 19. RETAIL BANKING RISK-ADJUSTED RETURN ON CAPITAL
                        RAROC % (pre-tax)      ECONOMIC CAPITAL (in EUR billion)
                9M 2004   9M 2003    FY 2003     9M 2004    9M 2003    FY 2003
--------------------------------------------------------------------------------
Netherlands        71.0      64.3       62.2         1.6        1.5        1.5
Belgium            38.0       9.0       18.3         0.4        0.5        0.5
Poland             21.2      13.4       19.5         0.1        0.1        0.1
Other retail*       0.5      -2.5        5.4         0.7        0.4        0.4
                                                     ---        ---        ---
TOTAL              47.3      41.2       43.4         2.8        2.5        2.5
--------------------------------------------------------------------------------
* mainly ING Vysya Bank, the retail activities of ING BHF-Bank, Private Banking rest of world, Kookmin Bank stake

2.6  ING DIRECT PROFIT JUMPS TO EUR 320 MILLION FROM EUR 93 MILLION

o FUNDS ENTRUSTED RISES 41% IN FIRST NINE MONTHS TO EUR 139.7 BILLION
o 2.2 MILLION NEW CUSTOMERS ADDED IN FIRST NINE MONTHS, BRINGING TOTAL TO
  10.7 MILLION
o MORTGAGE LENDING PORTFOLIO GROWS 47% TO EUR 30.8 BILLION

-----------------------------------------------------------------------------------------------------------------
   TABLE 20. ING DIRECT* PROFIT & LOSS ACCOUNT
                                                        FIRST NINE MONTHS                  THIRD QUARTER
In EUR million                                      2004        2003          %       2004       2003          %
-----------------------------------------------------------------------------------------------------------------
Interest result                                    1,177         668       76.2        430        278       54.7
Commission                                            60          24      150.0         16          9       77.8
Other income                                           9          11      -18.2          3          2       50.0
                                                   -----       -----                 -----      -----
TOTAL OPERATING INCOME                             1,246         703       77.2        449        289       55.4

OPERATING EXPENSES                                   853         571       49.4        304        211       44.1
                                                   -----       -----                 -----      -----
Gross result                                         393         132      197.7        145         78       85.9
Addition to provisions for loan losses                73          39       87.2         28         16       75.0
                                                   -----       -----                 -----      -----
OPERATING PROFIT BEFORE TAX                          320          93      244.1        117         62       88.7

KEY FIGURES
Cost/income ratio                                  68.5%       81.2%                 67.7%      73.0%
RAROC (pre-tax)                                    20.0%       10.7%
Total risk-weighted assets** (in EUR billion)       44.3        28.5       55.4
Addition to provisions for loan losses in basis
points of average credit-risk-weighted assets         26          22
Staff (average in FTE)                             5,100       3,700       37.8
-----------------------------------------------------------------------------------------------------------------

* Including ING Card from 2004
** 30 September 2004 compared with year-end 2003

PROFIT FIRST NINE MONTHS
Operating profit before tax from ING Direct rose to EUR 320 million in the first nine months of 2004 compared with EUR 93 million in the same period last year as it continued to attract new customers and increase funds entrusted. Of the eight countries in which ING Direct is active, it is profitable in all except the United Kingdom, where it started operations in May 2003.

Operating income increased 77.2% to EUR 1,246 million, driven mainly by a 76.2% jump in the interest result triggered by the continued growth in funds entrusted. Since year-end 2003, total funds entrusted grew by EUR 40.3 billion, or 40.5%, to EUR 139.7 billion. In the 12 months ended September 30, funds entrusted increased 47.4%. Growth in mortgage lending also boosted income. At the end of September, ING Direct had a total mortgage loan portfolio of EUR 30.8 billion, an increase of EUR 9.8 billion from the end of 2003, particularly due to growth in the U.S. and Germany.

Operating expenses at ING Direct increased 49.4% to EUR 853 million as a result of higher marketing costs and expenses to handle the continued growth of the business, in particular the strong increase in mortgage distribution. Since year-end 2003, the number of customers increased by nearly 2.2 million, or 25.7%, to 10.7 million. The cost/income ratio of ING Direct improved to 68.5% from 81.2% in the first nine months last year. The average number of full-time employees at ING Direct increased 37.8% to 5,100 in the first nine months of 2004, mainly due to expansion in Germany, the U.S. and the U.K.

The addition to the provision for loan losses almost doubled, in line with the strong growth of the business, reaching EUR 73 million in the first nine months of 2004 compared with EUR 39 million in the same period last year. Risk costs equalled an annualised 26 basis points of average credit-risk-weighted assets, up from 22 basis points in the first nine months of 2003, and unchanged from full-year 2003.

RAROC
The pre-tax Risk-Adjusted Return on Capital for ING Direct improved to 20.0% from 10.7% in the first nine months of 2003, surpassing ING's hurdle of 18.5%. The increase was due entirely to higher economic returns as the business units reach critical mass. The economic capital increased to EUR 2.3 billion from EUR
1.6 billion in the first nine months of 2003.

GEOGRAPHICAL BREAKDOWN ING DIRECT

--------------------------------------------------------------------------------
   TABLE 21.  ING DIRECT OPERATING PROFIT BEFORE TAX (including ING Card)
                            FIRST NINE MONTHS                 THIRD QUARTER
In EUR million          2004      2003         %       2004      2003         %
--------------------------------------------------------------------------------
Canada                    49        39      25.6         20        15      33.3
Spain                     28        11     154.5          6         3      50.0
Australia                 44        37      18.9         14        14       0.0
France                     4       -21                    2        -6
United States            123        44     179.5         47        25      88.0
Italy                      6       -21                    7        -4
United Kingdom           -30       -31                  -14       -12
Germany*                  96        35     174.3         32        27      18.5
                         ---       ---                  ---       ---
SUBTOTAL ING DIRECT      320        93     244.1        114        62      83.9
ING Card                   0         0                    3         0
                         ---       ---                  ---       ---
TOTAL                    320        93     244.1        117        62      88.7
--------------------------------------------------------------------------------
* Including Austria

Of the ING Direct operations, seven out of the eight countries posted profits in the first nine months of 2004. Only the United Kingdom, which started operations in May 2003, is still loss making. All ING Direct countries except France, Italy and the U.K. are performing above ING's 18.5% hurdle for risk-adjusted return on capital.

Compared with the first nine months of 2003, France and Italy turned to profit. The U.S. and Germany posted the strongest profit increases, driven by the continued growth of funds entrusted and number of clients. Developments in the U.K. have been much better than planned, with higher-than-expected funds entrusted and client numbers, which has resulted in lower start-up losses. Funds entrusted in Australia continued to grow again in the third quarter of 2004, after a slight decline in the second quarter.

--------------------------------------------------------------------------------------
   TABLE 22. ING DIRECT CLIENTS AND FUNDS ENTRUSTED
                          NUMBER OF CLIENTS                      FUNDS ENTRUSTED
                             (x 1,000)                           (in EUR billion)
                    30 Sept.     30 June     31 Dec.    30 Sept.    30 June    31 Dec.
                        2004        2004        2003        2004       2004       2003
--------------------------------------------------------------------------------------
Canada                 1,070       1,009         905         9.1        8.2        7.0
Spain                    896         836         753         9.8        8.6        7.9
Australia                915         831         719         7.9        6.9        6.9
France                   382         367         339         9.0        8.6        7.6
United States          2,048       1,823       1,399        21.3       18.4       12.8
Italy                    461         449         379        10.0        9.5        7.6
United Kingdom           689         606         305        26.1       23.4       11.5
Germany*               4,262       4,097       3,735        46.5       44.6       38.1
                      ------      ------       -----       -----      -----       ----
TOTAL                 10,723      10,018       8,534       139.7      128.2       99.4
--------------------------------------------------------------------------------------

* Including Austria

3. ASSETS UNDER MANAGEMENT RISE 6.5% TO EUR 493.0 BILLION

Total assets under management increased by EUR 30.3 billion, or 6.5%, in the first nine months to EUR 493.0 billion at the end of September. The increase resulted from a net inflow of EUR 17.8 billion, plus EUR 10.2 billion from higher stock markets, and EUR 4.6 billion from positive currency rate differences. Divestments had a negative impact of EUR 2.3 billion, mainly due to the deconsolidation of Baring Private Equity Partners. In the third quarter, total assets under management increased by only 0.4%, despite a solid net inflow in the third quarter of EUR 4.1 billion, which was largely offset by the impact of a stronger euro.

FUND INFLOW
The net fund inflow of EUR 17.8 billion was driven mainly by Insurance Asia/Pacific, Private Banking and ING Real Estate. Insurance Asia/Pacific reported a net inflow of EUR 7.3 billion, as a result of strong sales of Money Market Funds and structured products at KB Asset Management in Korea as well as strong life premium growth in Taiwan. Private Banking had a net inflow of EUR
4.0 billion led by Belgium, which is reported under Retail Banking. ING Real Estate reported a net inflow of EUR 3.8 billion, included under Wholesale Banking.

-------------------------------------------------------------------------------------
   TABLE 23. ASSETS MANAGED BY BUSINESS LINE
                         30 September   31 December        9M %    30 June       3Q %
In EUR billion                   2004          2003      Change       2004     Change
-------------------------------------------------------------------------------------
Insurance Europe                147.4         139.6         5.5      145.7        1.2
Insurance Americas              174.3         167.0         4.4      174.4       -0.1
Insurance Asia/Pacific           53.8          43.1        24.9       51.5        4.5
Retail Banking                   55.6          52.2         6.6       56.0       -0.7
Wholesale Banking                61.9          60.8         1.8       63.2       -2.1
                                -----         -----                  -----
TOTAL                           493.0         462.7         6.5      490.8        0.4
-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
   TABLE 24. ASSETS ORIGINATED BY BUSINESS LINE
                         30 September   31 December        9M %    30 June       3Q %
In EUR billion                   2004          2003      Change       2004     Change
-------------------------------------------------------------------------------------
Insurance Europe                 45.4          41.0        10.7       44.4        2.3
Insurance Americas              103.1          99.9         3.2      103.9       -0.8
Insurance Asia/Pacific           26.8          22.4        19.6       25.4        5.5
Retail Banking                  102.8          94.5         8.8      101.7        1.1
Wholesale Banking                56.3          55.7         1.1       58.1       -3.1
                                -----         -----                  -----
Total third parties             334.4         313.5         6.7      333.5        0.3
Proprietary assets              158.6         149.2         6.3      157.3        0.8
                                -----         -----                  -----
TOTAL                           493.0         462.7         6.5      490.8        0.4
-------------------------------------------------------------------------------------

DISTRIBUTION CHANNELS
All Business Lines contributed to a 6.7% increase in third-party assets to EUR
334.4 billion. Insurance Asia/Pacific and Insurance Europe led the increase in the first nine months, with assets increasing 19.6% and 10.7% respectively. Of total third-party assets, Insurance Europe accounts for 13.6%, Insurance Americas for 30.8%, Insurance Asia/Pacific for 8.0%. Retail Banking accounts for 30.8% and Wholesale Banking accounts for 16.8% of the total.

-------------------------------------------------------------------------------------
   TABLE 25. ASSETS UNDER MANAGEMENT BY CLIENT CATEGORY
                         30 September   31 December        9M %    30 June       3Q %
In EUR billion                   2004          2003      Change       2004     Change
-------------------------------------------------------------------------------------
Private clients                 201.0         187.9        7.0       202.5       -0.7
Institutional clients           133.4         125.6        6.1       131,0        1.8
                                -----         -----                  -----
Total third parties             334.4         313.5        6.7       333.5        0.3
Proprietary assets              158.6         149.2        6.3       157.3        0.8
                                -----         -----                  -----
TOTAL                           493.0         462.7        6.5       490.8        0.4

Share of third parties          67.8%         67.8%                  68.0%
-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
   TABLE 26. ASSETS UNDER MANAGEMENT BY ASSET CLASS
In EUR billion                   30 September 2004          30 June 2004         31 December 2003
-------------------------------------------------------------------------------------------------
Equities                        159.1          32%         166.4      34%        161.0        35%
Fixed income                    259.2          53%         257.0      52%        236.6        51%
Real Estate                      33.4           7%          32.8       7%         28.9         6%
Cash                             41.3           8%          34.6       7%         36.2         8%
                                -----         ----         -----     ----        -----       ----
TOTAL                           493.0         100%         490.8     100%        462.7       100%
-------------------------------------------------------------------------------------------------

ING INVESTMENT MANAGEMENT
ING Investment Management (IIM) continued to focus on cross-selling initiatives, which create new sales opportunities with both ING affiliates and third-party clients. Successful products are being offered on a wider scale, leading to new mandates and assets under management. IIM-Europe continues to increase the distribution of its products through third-party distribution channels as a result of market developments in the field of open architecture. The European unit realised strong growth in the third quarter with its Euro and Global Equity strategies, and the High Dividend fund attracted an inflow of EUR 852 million in the first nine months. IIM-Americas is successfully capitalising on its fixed income strategies and funds, receiving inflows from U.S. and European pension plans of EUR 1.4 billion in the first nine months, including EUR 1.1 billion in the third quarter. Inflows for fixed-income funds reached EUR 1.5 billion for the nine months ended September 30. The assets under management of IIM-Asia/Pacific are fast growing as a result of our strong distribution in this region and advanced product offerings.

ING REAL ESTATE
ING Real Estate's portfolio, including real estate finance, increased to EUR 49 billion at the end of September from EUR 42 billion at the end of 2003, and ING Real Estate was recently ranked as the largest property investment manager in the world in terms of assets under management. Growth in the portfolio was driven mainly by ING Real Estate Investment Management, where assets under management increased by EUR 3.9 billion, mainly as a result of the launch of two new U.S. funds and the acquisition of the publicly listed Rodamco Asia real estate fund. Pre-marketing has been started, enabling private investors to invest in unlisted funds. ING Real Estate Finance's financial performance continued to be very satisfactory and its portfolio now amounts to EUR 16.9 billion. ING Real Estate Development expanded its order book in the last few months, winning orders from municipalities in France and the Netherlands. Several new projects were also sold in the Netherlands, Italy and Hungary.

PROFIT CONTRIBUTION
The functional operating profit before tax from asset management (derived from figures included in the insurance and banking results) increased 40.3% to EUR 334 million in the first 9 months of 2004. Growth was mainly driven by the institutional asset management business, (including ING Real Estate, Baring Asset Management and ING Investment Management) and private banking. The asset management profit share increased to 6.0% from 5.5% of total group operating profit before tax.

APPENDICES

1.  Key figures

2. Consolidated profit and loss account (Insurance/Banking) first nine months, one-off items

3. Consolidated profit and loss account (Insurance/Banking) third quarter, one-off items

4.  Consolidated balance sheet and changes in shareholders' equity

5.  Condensed consolidated statement of cash flows

6. Additional information: quarterly results, specification of realised capital gains on real estate and equities from insurance, insurance profit & loss by life/non-life, bank lending, bank commission income, banking other income

7.  Value of new business at the life insurance operations

8.  Consolidated balance sheet ING Verzekeringen N.V.

9.  Consolidated balance sheet ING Bank N.V.

10. Information for shareholders






----------------

The accounting principles applied in this document correspond with those applied in ING Group's Annual Accounts 2003. However, starting 1 January 2004, ING adopted the US GAAP accounting standard "Statement of Position 03-1: Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts" for both its Dutch and US accounting. All figures in this document are unaudited.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING's core markets,
(ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

This release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of ING Canada Inc. in any jurisdiction in which such offer, solicitation or sale would be unlawful. Such shares have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States except pursuant to an exception from the registration requirements of such Securities Act.

APPENDIX 1.

---------------------------------------------------------------------------------------------------------------------------
   1. KEY FIGURES
                                                     9 months   9 months           FY          FY          FY           FY
                                                         2004       2003         2003        2002        2001         2000
---------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET (EUR x billion)
Total assets                                              865        785          779         716         705          650
Shareholders' equity                                       25         20           21          18          22           25

ASSETS UNDER MANAGEMENT (EUR x billion)                   493        455          463         449         513          503

MARKET CAPITALISATION (EUR x billion)                      44         33           39          32          57           83

OPERATING INCOME (EUR x million)
Insurance operations                                   41,291     39,407       53,233      59,449      55,274       34,521
Banking operations                                      9,556      8,696       11,680      11,201      11,111       11,302

OPERATING EXPENSES (EUR x million)
Insurance operations                                    3,471      3,558        4,897       5,203       5,583        5,023
Banking operations                                      6,331      5,992        8,184       8,298       8,186        8,273

ADDITIONS TO THE PROVISION FOR LOAN/INVESTMENT
LOSSES (EUR x million)                                    430      1,010        1,288       2,099         907          400

PROFIT (EUR x million)
Insurance operations                                    2,737      2,476        3,486       3,170       2,792        2,307
Banking operations                                      2,859      1,849        2,371       1,468       2,170        2,605
                                                       ------     ------       ------      ------      ------       ------
Operating profit before tax                             5,596      4,325        5,857       4,638       4,962        4,912

Operating net profit                                    4,008      3,012        4,053       3,433       3,539        3,388
Capital gains/neg. value adjustment shares                429         -5          -10         820         713          620
Non-operating net profit                                                                      247         325        7,976
                                                       ------     ------       ------      ------      ------       ------
Net profit                                              4,437      3,007        4,043       4,500       4,577       11,984
Distributable net profit                                4,437      3,007        4,043       4,253       4,252        4,901

FIGURES PER ORDINARY SHARE OF EUR 0.24 NOMINAL VALUE
Operating net profit                                     1.90       1.50         2.00        1.77        1.83         1.76
Net profit                                               2.10       1.50         2.00        2.32        2.37         6.27
Distributable net profit                                 2.10       1.50         2.00        2.20        2.20         2.56
Dividend                                                                         0.97        0.97        0.97         1.13
Shareholders' equity                                    11.19       9.37        10.08        9.14       11.03        13.04

RATIOS (in %)
ING Group
   Operating return on equity (ROE)                      23.2       21.9         21.5        17.4        15.3         10.3
   Operating net profit growth                             33         11           18          -3           4           27
   Dividend pay-out ratio                                                        48.5        44.1        44.1         43.9
Insurance operations
   Combined ratio                                          92         98           98         102         103          104
   Capital coverage ratio                                 185        178          180         169         180          235
Banking operations
   BIS ratio ING Bank                                   11.19      11.18        11.34       10.98       10.57        10.75
   Tier-1 ratio ING Bank                                 7.61       7.44         7.59        7.31        7.03         7.22
   Cost/income ratio                                     66.3       68.9         70.1        74.1        73.7         73.2

EMPLOYEES (average FTEs)                              113,200    115,400      115,200     113,060     112,000       92,650
---------------------------------------------------------------------------------------------------------------------------

APPENDIX 2.

-------------------------------------------------------------------------------------------------------------------------
   2.1  ING GROUP FIRST NINE MONTHS CONSOLIDATED PROFIT & LOSS ACCOUNT
                                               INSURANCE                 BANKING                      TOTAL*
In EUR million                            9M 2004       9M 2003    9M 2004      9M 2003     9M 2004     9M 2003        %
-------------------------------------------------------------------------------------------------------------------------
Premium income                             32,748        30,587                              32,748      30,587      7.1
Income from investments of the
insurance operations                        7,145         7,132                               6,982       7,034     -0.7
Interest result banking operations                                   6,562        6,059       6,619       6,095      8.6
Commission                                    892           978      1,991        1,810       2,883       2,788      3.4
Other income                                  506           710      1,003          827       1,509       1,537     -1.8
                                           ------        ------      -----        -----      ------      ------
TOTAL OPERATING INCOME                     41,291        39,407      9,556        8,696      50,741      48,041      5.6

Underwriting expenditure                   34,167        32,267                              34,167      32,267      5.9
Other interest expenses                       852           951                                 746         889    -16.1
Operating expenses                          3,471         3,558      6,331        5,992       9,802       9,550      2.6
Additions to the provision for loan
losses/investment losses                       64           155        366          855         430       1,010    -57.4
                                           ------        ------      -----        -----      ------      ------
TOTAL OPERATING EXPENDITURE                38,554        36,931      6,697        6,847      45,145      43,716      3.3

OPERATING PROFIT BEFORE TAX                 2,737         2,476      2,859        1,849       5,596       4,325     29.4
Taxation                                      577           584        801          497       1,378       1,081     27.5
Third-party interests                          80            82        130          150         210         232     -9.5
                                           ------        ------      -----        -----      ------      ------
OPERATING NET PROFIT                        2,080         1,810      1,928        1,202       4,008       3,012     33.1
Capital gains/negative value
adjustment shares                             429            -5                                 429          -5
                                           ------        ------      -----        -----      ------      ------
NET PROFIT                                  2,509         1,805      1,928        1,202       4,437       3,007     47.6
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
   2.2   ONE-OFF ITEMS BEFORE TAX
                                               INSURANCE                 BANKING                      TOTAL*
In EUR million                            9M 2004       9M 2003    9M 2004      9M 2003     9M 2004     9M 2003        %
-------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT BEFORE TAX                 2,737         2,476      2,859        1,849       5,596       4,325     29.4
- old reinsurance business                     96           303                                  96         303
- sale Australia non-life                     219                                               219
- U.S. individual reinsurance charge         -252                                              -252

- sale of Asian equities business                                      -84                      -84
- sale CenE Bankiers                                                    87                       87
- restructuring provisions                                             -60          -82         -60         -82

OPERATING PROFIT BEFORE TAX
EXCLUDING ONE -OFF ITEMS                    2,674         2,173      2,916        1,931       5,590       4,104     36.2
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
   2.3   ONE-OFF ITEMS AFTER TAX
                                               INSURANCE                 BANKING                      TOTAL*
In EUR million                            9M 2004       9M 2003    9M 2004      9M 2003     9M 2004     9M 2003        %
-------------------------------------------------------------------------------------------------------------------------
OPERATING NET PROFIT                        2,080         1,810      1,928        1,202       4,008       3,012     33.1
- old reinsurance business                     92           247                                  92         247
- sale Australia non-life                     146                                               146
- U.S. individual reinsurance charge         -164                                              -164
- release of redundant tax provisions         142                                               142

- sale of Asian equities business                                      -54                      -54
- sale CenE Bankiers                                                    87                       87
- restructuring provisions                                             -36          -65         -36         -65

OPERATING NET PROFIT
EXCLUDING ONE-OFF ITEMS                     1,864         1,563      1,931        1,267       3,795       2,830     34.1
-------------------------------------------------------------------------------------------------------------------------
* Including inter-company eliminations.

APPENDIX 3.

-------------------------------------------------------------------------------------------------------------------------
   3.1  ING GROUP THIRD QUARTER CONSOLIDATED PROFIT & LOSS ACCOUNT
                                               INSURANCE                 BANKING                      TOTAL*
In EUR million                            3Q 2004       3Q 2003    3Q 2004      3Q 2003     3Q 2004     3Q 2003        %
-------------------------------------------------------------------------------------------------------------------------
Premium income                             10,854         9,735                              10,854       9,735     11.5
Income from investments of the
insurance operations                        2,429         2,328                               2,374       2,268      4.7
Interest result banking operations                                   2,172        2,142       2,189       2,163      1.2
Commission                                    310           339        639          578         949         917      3.5
Other income                                  146           361        339          199         485         560    -13.4
                                           ------        ------      -----        -----      ------      ------
TOTAL OPERATING INCOME                     13,739        12,763      3,150        2,919      16,851      15,643      7.7

Underwriting expenditure                   11,555        10,367                              11,555      10,367     11.5
Other interest expenses                       312           417                                 274         378    -27.5
Operating expenses                          1,153         1,181      2,170        2,040       3,323       3,221      3.2
Additions to the provision for loan
losses/investment losses                       40            18        101          240         141         258    -45.3
                                           ------        ------      -----        -----      ------      ------
TOTAL OPERATING EXPENDITURE                13,060        11,983      2,271        2,280      15,293      14,224      7.4

OPERATING PROFIT BEFORE TAX                   679           780        879          639       1,558       1,419      9.8
Taxation                                       39           201        239          202         278         403    -31.0
Third-party interests                          29            34         39           38          68          72     -5.6
                                           ------        ------      -----        -----      ------      ------
OPERATING NET PROFIT                          611           545        601          399       1,212         944     28.4
Capital gains/negative. value
adjustment shares                             382            10                      23         382          33
                                           ------        ------      -----        -----      ------      ------
NET PROFIT                                    993           555        601          422       1,594         977     63.2
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
   3.2   ONE-OFF ITEMS BEFORE TAX
                                               INSURANCE                 BANKING                      TOTAL*
In EUR million                            3Q 2004       3Q 2003    3Q 2004      3Q 2003     3Q 2004     3Q 2003        %
-------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT BEFORE TAX                   679           780        879          639       1,558       1,419      9.8
- U.S. individual reinsurance charge         -252                                              -252

- sale CenE Bankiers                                                    87                       87
- restructuring provisions                                             -60          -37         -60         -37

OPERATING PROFIT BEFORE TAX
EXCLUDING ONE -OFF ITEMS                      931           780        852          676       1,783       1,456     22.5
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
   3.3   ONE-OFF ITEMS AFTER TAX
                                               INSURANCE                 BANKING                      TOTAL*
In EUR million                            3Q 2004       3Q 2003    3Q 2004      3Q 2003     3Q 2004     3Q 2003        %
-------------------------------------------------------------------------------------------------------------------------
OPERATING NET PROFIT                          611           545        601          399       1,212         944     28.4
- U.S. individual reinsurance charge         -164                                              -164
- release of redundant tax provisions         142                                               142

- sale CenE Bankiers                                                    87                       87
- restructuring provisions                                             -36          -25         -36         -25

OPERATING NET PROFIT
EXCLUDING ONE-OFF ITEMS                       633           545        550          424       1,183         969     22.1
-------------------------------------------------------------------------------------------------------------------------

* Including inter-company eliminations.

 APPENDIX 4.

----------------------------------------------------------------------------------------------------------------
   4.1 ING GROEP N.V. CONSOLIDATED BALANCE SHEET

                                             30 September    31 December       9M %        30 June         3Q %
In EUR million                                       2004           2003     Change           2004       Change
----------------------------------------------------------------------------------------------------------------

ASSETS
Tangible fixed assets                               1,251          1,311       -4.6          1,252         -0.1
Participating interests                             3,595          3,167       13.5          3,643         -1.3
Investments                                       392,797        335,003       17.3        382,942          2.6
Lending                                           316,578        292,556        8.2        314,379          0.7
Banks                                              59,805         61,060       -2.1         70,567        -15.3
Cash                                                4,996         11,738      -57.4         10,887        -54.1
Other assets                                       64,810         53,473       21.2         66,008         -1.8
Accrued assets                                     21,598         20,463        5.5         21,962         -1.7
                                                  -------        -------                   -------

TOTAL                                             865,430        778,771       11.1        871,640         -0.7

EQUITY AND LIABILITIES

Shareholders' equity                               24,639         21,331       15.5         24,061          2.4
Preference shares of Group companies                1,417          1,783      -20.5          1,441         -1.7
Third-party interests                               1,763          1,730        1.9          1,665          5.9
                                                  -------        -------                   -------

Group equity                                       27,819         24,844       12.0         27,167          2.4
Subordinated loan                                   4,294          3,252       32.0          4,326         -0.7
                                                  -------        -------                   -------

Group capital base                                 32,113         28,096       14.3         31,493          2.0

General provisions                                  2,656          2,740       -3.1          2,680         -0.9
Insurance provisions                              212,821        198,035        7.5        210,816          1.0
Funds entrusted to and debt securities of
the banking operations                            426,473        377,824       12.9        423,261          0.8
Banks                                             118,765        102,115       16.3        131,542         -9.7
Other liabilities                                  65,379         61,123        7.0         64,919          0.7
Accrued liabilities                                 7,223          8,838      -18.3          6,929          4.2
                                                  -------        -------                   -------

TOTAL                                             865,430        778,771       11.1        871,640         -0.7
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
   4.2  CHANGES IN SHAREHOLDERS' EQUITY

In EUR million
----------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AS PER 31 DECEMBER 2003 / 2002                                      21,331          18,254

Net profit                                                                                4,437           4,043
Revaluations (after tax)                                                                    237             335
Realised capital gains released to P&L account                                             -602              10
Write-off of goodwill                                                                       -18            -145
Exchange rate differences                                                                  -152          -1,196
Issue of shares                                                                           1,694             925
Changes in ING Groep N.V. shares held by Group companies                                    -50              50
Dividend paid                                                                            -2,105            -943
Other                                                                                      -133              -2
                                                                                         ------          ------

SHAREHOLDERS' EQUITY AS PER 30 SEPTEMBER 2004 / 31 DECEMBER 2003                         24,639          21,331
----------------------------------------------------------------------------------------------------------------

APPENDIX 5.

-------------------------------------------------------------------------------------------------
   5. CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                      9 months          9 months
In EUR million                                                            2004             2003*
-------------------------------------------------------------------------------------------------
NET CASH FLOW FROM OPERATING ACTIVITIES                                 55,862            39,099

Investments and advances:
- participating interests                                               -2,553              -246
- investments in shares and property                                    -4,657            -4,756
- investments in fixed-interest securities                            -256,351          -269,119
- other investments                                                       -371               -49
Disposals and redemptions:
- participating interests                                                1,467               208
- investments in shares and property                                     5,223             6,134
- investments in fixed-interest securities                             206,055           227,418
- other investments                                                        358               139
Net investment for risk of policyholders                                -5,446            -8,732
                                                                      --------          --------
NET CASH FLOW FROM INVESTING ACTIVITIES                                -56,275           -49,003

Subordinated loans of ING Groep NV companies                             1,000               750
Bonds, loans taken up and deposits by reinsurers                        -1,619            -1,056
Private placements of ordinary shares                                                         45
Private placement of preference shares of group companies                 -410                 0
Issue of shares                                                                              471
Changes in shares ING Groep N.V.                                           483                 6
Cash dividends                                                            -894              -927
                                                                      --------          --------
NET CASH FLOW FROM FINANCING ACTIVITIES                                 -1,440              -711

Net cash flow                                                           -1,853           -10,615
Cash at beginning of year                                                7,338             7,829
Exchange rate differences                                                  213               221
                                                                      --------          --------
CASH AT END OF PERIOD                                                    5,698            -2,565
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
In this summary, cash comprises the following items:

Short-dated government paper                                           15,097               7,147
Banks, available on demand                                            -14,395             -17,668
Cash and bank balances and call money of the insurance operations       4,996               7,956
                                                                      --------          --------

CASH AT END OF PERIOD                                                   5,698              -2,565
-------------------------------------------------------------------------------------------------
* Restated

APPENDIX 6. ADDITIONAL INFORMATION

---------------------------------------------------------------------------------------------------------------------
   6.1  QUARTERLY RESULTS
                                                   3Q        2Q         1Q        4Q         3Q        2Q         1Q
In EUR million                                   2004      2004       2004      2003       2003      2003       2003
---------------------------------------------------------------------------------------------------------------------
Operating profit before tax
- Insurance Europe                                437       365        409       556        437       400        398
- Insurance Americas                              170       460        340       362        314       395        239
- Insurance Asia/Pacific                          104       405        122       107        128       105         71
- Other                                           -32        39        -82       -15        -99       184        -96
                                                -----     -----      -----     -----      -----     -----      -----
INSURANCE OPERATING PROFIT BEFORE TAX             679     1,269        789     1,010        780     1,084        612

- Wholesale Banking                               519       511        659       146        374       358        394
- Retail Banking                                  330       351        327       340        225       257        236
- ING Direct                                      117       128         75        58         62        24          7
- Other                                           -87       -21        -50       -22        -22       -25        -41
                                                -----     -----      -----     -----      -----     -----      -----
BANKING OPERATING PROFIT BEFORE TAX               879       969      1,011       522        639       614        596

OPERATING PROFIT BEFORE TAX                     1,558     2,238      1,800     1,532      1,419     1,698      1,208

OPERATING NET PROFIT                            1,212     1,605      1,191     1,041        944     1,166        902
- of which Insurance operations                   611       935        534       698        545       761        504
- of which Banking operations                     601       670        657       343        399       405        398

NET PROFIT                                      1,594     1,641      1,202     1,036        977     1,863        167

In EUR
Operating net profit per ordinary share          0.57      0.76       0.57      0.50       0.46      0.58       0.46
NET PROFIT PER ORDINARY SHARE                    0.74      0.79       0.57      0.50       0.47      0.95       0.08
---------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
   6.2  SPECIFICATION OF REALISED CAPITAL GAINS ON REAL ESTATE AND EQUITIES FROM INSURANCE
                                            FIRST NINE MONTHS BEFORE TAX            FIRST NINE MONTHS AFTER TAX
In EUR million                               2004         2003             %         2004         2003            %
--------------------------------------------------------------------------------------------------------------------
REAL ESTATE
- life                                        252          278          -9.3
- non-life                                     13           16         -18.7
                                              ---          ---
Subtotal                                      265          294          -9.9          164          180         -8.9

EQUITIES                                      436          -10                        429           -5
                                              ---          ---                        ---          ---

TOTAL                                         701          284         146.8          593          175        238.9
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
   6.3  INSURANCE PROFIT FROM LIFE AND NON-LIFE
                                               FIRST NINE MONTHS 2004                  FIRST NINE MONTHS 2003
In EUR million                               Life     Non-life         Total         Life     Non-life        Total
--------------------------------------------------------------------------------------------------------------------
Premium income                             27,567        5,181        32,748       24,935        5,652       30,587
Income from investments                     6,392          753         7,145        6,365          767        7,132
Commission and other income                 1,364           34         1,398        1,681            7        1,688
                                           ------        -----        ------       ------        -----       ------
TOTAL OPERATING INCOME                     35,323        5,968        41,291       32,981        6,426       39,407

Underwriting expenditure                   30,164        4,003        34,167       27,473        4,794       32,267
Other interest expenses                       852                        852          951                       951
Operating expenses                          2,595          876         3,471        2,686          872        3,558
Investment losses                              64                         64          155                       155
                                           ------        -----        ------       ------        -----       ------
TOTAL OPERATING EXPENDITURE                33,675        4,879        38,554       31,265        5,666       36,931

OPERATING PROFIT BEFORE TAX                 1,648        1,089         2,737        1,716          760        2,476
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
   6.4  BANK LENDING
                                   30 September     31 December              9M %          30 June             3Q %
In EUR billion                             2004            2003            Change             2004           Change
--------------------------------------------------------------------------------------------------------------------
- Public authorities                       14.7             14.9             -1.3             14.9             -1.3
- Other corporate                         167.4            160.7              4.2            171.5             -2.4
                                          -----            -----                             -----
TOTAL CORPORATE                           182.1            175.6              3.7            186.4             -2.3

- Mortgages                               120.8            104.2             15.9            114.7              5.3
- Other personal                           18.2             17.4              4.6             18.0              1.1
                                          -----            -----                             -----
TOTAL PERSONAL                            139.0            121.6             14.3            132.7              4.7

Provisions for bank lending                -4.5             -4.6                              -4.7

TOTAL BANK LENDING                        316.6            292.6              8.2            314.4              0.7
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
   6.5  BANKING COMMISSION INCOME
                                                 FIRST NINE MONTHS                         THIRD QUARTER
In EUR million                              2004          2003            %          2004         2003             %
--------------------------------------------------------------------------------------------------------------------
Funds transfer                               444           444          0.0           151          147           2.7
Securities business                          519           476          9.0           129          150         -14.0
Insurance broking                            107            86         24.4            31           19          63.2
Management fees                              578           434         33.2           197          150          31.3
Brokerage and advisory fees                   85           107        -20.6            36           24          50.0
Other                                        258           263         -1.9            95           88           8.0
                                           -----         -----                        ---          ---
TOTAL                                      1,991         1,810         10.0           639          578          10.6
--------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
   6.6  BANKING OTHER INCOME
                                                 FIRST NINE MONTHS                         THIRD QUARTER
In EUR million                              2004          2003            %          2004         2003             %
--------------------------------------------------------------------------------------------------------------------
Income from securities and                   182            61        198.4           103           15
participating interests
Results from financial transactions          470           547        -14.1            92          104         -11.5
Other results                                351           219         60.3           144           80          80.0
                                           -----         -----                        ---          ---
TOTAL                                      1,003           827         21.3           339          199          70.4
--------------------------------------------------------------------------------------------------------------------

APPENDIX 7.

7.1 NEW BUSINESS PRODUCTION AND VALUE BY REGION
The value of new life business written in the first three quarters of 2004 was EUR 466 million compared with EUR 330 million for three-fourths of full-year production in 2003. ING invested EUR 1,283 million to write new life insurance business. Investment in new business includes acquisition expenses (commissions, underwriting, and policy issuance), benefits expected to be paid in the first year, as well as funds to establish reserves and capital allocations to support the business. Premiums and expected investment income in the first year are deducted from the investment calculation. The overall internal rate of return
(IRR) expected on this investment is 11.9%. The value of new business and IRR for 2004 reflect ING's internal capital requirements, including the impact of financial options and guarantees for all business units where these benefits are significant.

----------------------------------------------------------------------------------------------------------------------
  7.2  BUSINESS PRODUCTION AND VALUE BY REGION
                                NEW PRODUCTION FIRST NINE MONTHS 2004               NEW PRODUCTION 3/4 OF 2003
                                                      Value of                                     Value of         FY
                                Annual      Single         New      IRR      Annual      Single         New        IRR
In EUR million                 premium     Premium    Business     in %     Premium     Premium    Business       in %
----------------------------------------------------------------------------------------------------------------------
INSURANCE EUROPE                   330       2,620          98     11.9         255       2,336          70       10.9
- Netherlands                      143       1,221          33      9.8         120         915           8        8.0
- Belgium                           40       1,277          39     22.9          22       1,314          41       29.4
- Rest of Europe                   147         122          26     11.7         113         107          21       11.9
INSURANCE AMERICAS               1,167      11,583         123     10.3       1,224      10,967          71        9.0
- United States                    996      11,452         104     10.1       1,187      10,909          76        9.2
- Mexico                           114           5          16     21.3          25           6           0        7.3
 - South America                    57         126           3      8.6          12          52          -5        4.0
INSURANCE ASIA/PACIFIC             839       2,257         245     14.0         739       1,191         189       14.7
- Australia                         52         581           6      9.7          26         451           6       11.0
- Japan                            244       1,365          93     15.6         202         634          31       11.3
- Korea                            289         147          61     26.2         247          46          58       28.2
- Taiwan                           172         129          78     11.8         186          35          93       15.8
- Rest of Asia/Pacific              82          35           7     10.1          78          25           2        8.3
                                 -----      ------         ---                -----      ------         ---
TOTAL                            2,336      16,460         466     11.9       2,218      14,494         330       10.9
----------------------------------------------------------------------------------------------------------------------

The expected internal rate of return in developing markets is 13.5% compared with 15.3% for 2003.

----------------------------------------------------------------------------------------------------------------------
   7.3 NEW BUSINESS PRODUCTION AND VALUE IN DEVELOPING MARKETS* BY REGION
                               NEW PRODUCTION FIRST NINE MONTHS 2004                NEW PRODUCTION 3/4 OF 2003
                                                      Value of                                     Value of         FY
                                Annual      Single         New      IRR      Annual      Single         New        IRR
In EUR million                 premium     Premium    Business     in %     Premium     Premium    Business       in %
----------------------------------------------------------------------------------------------------------------------
Europe                              98          47          20     13.1          80          39          18       13.9
Americas                           171         131          19     12.3          37          58          -5        4.8
Asia/Pacific                       543         311         146     13.8         511         107         153       16.9
                                 -----      ------         ---                -----      ------         ---
TOTAL                              812         489         185     13.5         628         204         166       15.3
----------------------------------------------------------------------------------------------------------------------

* The countries included as developing markets are:
  Europe: Bulgaria, Czech Republic, Hungary, Poland, Romania, Slovakia
  Americas: Argentina, Chile, Mexico, Peru
  Asia/Pacific: China, Hong Kong, India, Korea, Malaysia, Thailand, Taiwan

APPENDIX 8.

------------------------------------------------------------------------------------------------------
   8. ING VERZEKERINGEN N.V. CONSOLIDATED BALANCE SHEET

In EUR million                                  30 September 2004       31 December 2003      % change
------------------------------------------------------------------------------------------------------

ASSETS
Tangible fixed assets                                         327                    315           3.8
Participating interests                                     2,376                  2,587          -8.2
Investments                                               231,502                215,231           7.6
Cash                                                        1,391                  1,848         -24.7
Other assets                                                7,651                  7,935          -3.6
Accrued assets                                             13,826                 12,668           9.1
                                                          -------                -------

TOTAL                                                     257,073                240,584           6.9

EQUITY AND LIABILITIES

Shareholders' equity                                       13,511                 12,011          12.5
Third-party interests                                       1,302                  1,187           9.7
Subordinated loans                                          2,655                  2,647           0.3
                                                          -------                -------

Group equity                                               17,468                 15,845          10.2

General provisions                                          1,627                  1,665          -2.3
Insurance provisions                                      212,820                198,035           7.5
Other liabilities                                          24,072                 23,973           0.4
Accrued liabilities                                         1,086                  1,066           1.9
                                                          -------                -------

TOTAL                                                     257,073                240,584           6.9
------------------------------------------------------------------------------------------------------

APPENDIX 9.

------------------------------------------------------------------------------------------------------
   9. ING BANK N.V.* CONSOLIDATED BALANCE SHEET

In EUR million                                  30 September 2004       31 December 2003      % change
------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                        4,171                 10,135         -58.8
Short-dated government paper                               15,097                  6,521         131.5
Banks                                                      59,805                 61,060          -2.1
Loans and advances                                        318,059                293,987           8.2
Interest-bearing securities                               182,864                140,032          30.6
Shares                                                      8,711                  8,882          -1.9
Other participating interests                               1,818                  1,613          12.7
Property and equipment                                      6,573                  5,720          14.9
Other assets                                                5,052                  4,581          10.3
Accrued assets                                              9,768                  9,063           7.8
                                                          -------                -------

TOTAL                                                     611,918                541,594          13.0

EQUITY AND LIABILITIES

Banks                                                     118,765                102,115          16.3
Funds entrusted                                           354,638                307,793          15.2
Debt securities                                            74,119                 72,372           2.4
Other liabilities                                          20,864                 17,400          19.9
Accrued liabilities                                         7,634                  8,815         -13.4
General provisions                                          1,365                  1,412          -3.3
                                                          -------                -------
                                                          577,385                509,907          13.2

Fund for general banking risks                              1,343                  1,281           4.8
Subordinated liabilities                                   16,473                 14,516          13.5

Shareholders' equity                                       15,742                 14,868           5.9
Third-party interests                                         483                    553         -12.7
Capital and reserves of Stichting Regio Bank                  492                    469           4.9
                                                          -------                -------
Group equity                                               16,717                 15,890           5.2

Group capital base                                         34,533                 31,687           9.0
                                                          -------                -------

TOTAL                                                     611,918                541,594          13.0
------------------------------------------------------------------------------------------------------

* The accounting principles applied in this balance sheet correspond with those applied in ING Bank N.V.'s Annual Accounts 2003.

APPENDIX 10. INFORMATION FOR SHAREHOLDERS

SHARES AND WARRANTS
The average number of shares used for the calculation of net profit per share for the first nine months 2004, was 2,108.5 million (1,993.8 million for the first nine months 2003). The number of (depositary receipts for) ordinary shares of EUR 0.24 nominal value outstanding at the end of September 2004 was 2,204.7 million (including 28.5 million own shares to cover outstanding options for ING personnel). The number of (depositary receipts for) "A" preference shares of EUR
1.20 nominal value outstanding at the end of September 2004 was 87.1 million. The dividend percentage for the "A" shares for the period from 1 January, 2004 to 1 January 2014 has been set at 4.65%. This dividend will amount to EUR 0.1582 per year until 1 January 2014. This dividend will be paid for the first time in 2005.

On 5 January 1998, 17.2 million ING Group warrants B were issued. With an additional payment of the exercise price of EUR 49.92 one warrant B entitles the holder to two ING Group depositary receipts up to 5 January 2008. The number of warrants B outstanding at the end of September 2004 was 17.2 million.

In the first nine months of 2004, the turnover of (depositary receipts for) ordinary shares on the Euronext Amsterdam Stock Market was 1,802.1 million (purchases and sales). The highest closing price was EUR 21.20, the lowest EUR 16.73; the closing price at the end of September 2004 was EUR 20.32.

LISTING
The (depositary receipts for) ordinary shares ING Group are quoted on the exchanges of Amsterdam, Brussels, Frankfurt, Paris, New York (NYSE) and the Swiss exchange. The (depositary receipts for) preference shares and warrants B are quoted on the Euronext Amsterdam Stock Market. Warrants B are also quoted on the exchange of Brussels. Options on (depositary receipts for) ordinary shares ING Group are traded at the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.

RATING
Both ING Groep N.V. and ING Verzekeringen N.V. have an A+ rating from Standard & Poor's and an Aa3 rating from Moody's. ING Bank N.V. has an Aa2 rating from Moody's and an AA- from Standard & Poor's. All ratings were confirmed in 2003 and have a stable outlook.

IMPORTANT DATES IN 2005 AND 2006*
17 February 2005          Publication of annual results 2004
26 April 2005             Annual general meeting of shareholders
28 April 2005             ING share quoted ex-final dividend
12 May 2005               Publication of first-quarter results
11 August 2005            Publication of first-half results
12 August 2005            ING share quoted ex-interim dividend
10 November 2005          Publication of results first nine months
16 February 2006          Publication of annual results 2005
25 April 2006             Annual general meeting of shareholders
27 April 2006             ING share quoted ex-final dividend

* All dates shown are provisional.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ING Groep N.V.
                          (Registrant)



                          By: /s/H. van Barneveld
                              -------------------
                                 H. VAN BARNEVELD
                                 General Manager Corporate Control & Finance



                          By: /s/C.F. Drabbe
                              --------------
                                 C.F. DRABBE
                                 Assistant General Counsel








Dated: November 4, 2004